SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q18 Results

Copel records EBITDA of R$767.8 million in the first quarter

	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var.% (1/3)
Net Operating Revenues (R$ million)	3,348.7	3,910.7	3,297.0	1.6
Operating Costs and Expenses (R$ million)	2,786.6	3,618.1	2,507.7	11.1
Operating Income (R$ million)	520.9	146.9	667.0	(21.9)
Net Income (R$ million)	339.6	160.2	417.3	(18.6)
Earnings per share (R$)¹	1.21	0.37	1.50	(19.0)
EBITDA (R$ million)	767.8	516.0	1,006.1	(23.7)
Return on Shareholders' Equity (annualized)²	9.0%	4.3%	0.1	(22.0)
Grid Market (GWh)	7,515	7,377	7,484	0.4
Capex (R$ million)³	632.5	742.2	570.3	10.9
EBITDA Margin	22.9%	13.2%	30.5%	(24.9)
Operating Margin	15.6%	3.8%	20.2%	(23.1)
Net Margin	10.1%	4.1%	12.7%	(19.9)
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Consider the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-18	Dec-17	Sep-17	Jun-17	Mar-17
Power Purchase Average Rate - Copel Dis ¹	160.75	161.18	184.88	152.14	154.30
Retail Average Rate - Copel Dis²	402.65	403.17	404.99	379.77	384.19
Sales to Distributors Average Rate - Copel GeT³	212.22	211.76	211.03	208.36	205.10

Indicators	Mar-18	Dec-17	Sep-17	Jun-17	Mar-17
Equity (R$ Thousand)	15,833,907	15,510,503	15,868,242	15,492,895	15,567,737
Net debt (R$ Thousand)	8,401,759	8,495,080	7,741,549	7,542,661	7,446,250
Book Value per Share (R$)	57.86	56.68	57.99	56.61	56.89
Net debt/ Shareholders' Net Equity[4]	65.6%	63.4%	60.0%	61.1%	57.3%
Current Liquidity	1.0	0.9	0.8	0.8	0.8
¹ Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$23.03	ELP | US$ 7.86	Market value | R$6.7 bi
CPLE6 | R$26.08	XCOP | € 6.85	* Quotes 03.31.2018

Earnings Release 1Q18

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	6
2.1 Operating Revenues	6
2.2 Operating Costs and Expenses	7
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	10
2.5 Financial Result	10
2.6 Consolidated Net Income	11
2.7 Consolidated Income Statement	12
3. Main Account and Changes Balance Sheet	13
3.1 Main Accounts	13
3.2 Balance Sheet – Assets	15
3.3 Debt	16
3.4 Balance Sheet – Liabilities	19
4. Performance of the Main Companies	20
4.1 Copel Geração e Transmissão	20
4.2 Copel Distribuição	21
4.3 Copel Telecomunicações	23
4.5 Accounting Information	25
5. Investment Program	26
6. Power Market and Tariffs	26
6.1 Captive Market – Copel Distribuição	26
6.2 Grid Market (TUSD)	27
6.3 Electricity Sales	27
6.4 Total Energy Sold	28
6.5 Energy Flow	29
6.6 Tariffs	31
7. Capital Market	33
7.1 Capital Stock	33
7.2 Stock Performance	34
7.3 Dividends and Interest on Own Capital	35
8. Operating Performance	36
8.1 Power Generation	36
8.2 Transmission	43
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	47
8.6 New Projects	47
9. Other Information	49
9.1 Human Resources	49
9.2 Main Operational Indicators	50
9.3 Conference Call 4Q17 Results	51
Exhibit I – Consolidated Cash Flow Statement	52
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	56

* Amounts subject to rounding.

Earnings Release 1Q18

1. Main Events in the Period

COPEL reported an EBITDA of R$767.8 million in 1Q18, a 23.7% increase as compared to R$1,006.1 million verified in 1Q17. This result was mainly impacted by to (i) the reduction of 32.6% in use of main distribution and transmission grid revenue, mainly due to the recognition of the adjustment of the definitive report of the Existing System Basic Network (RBSE) assets in 2017 of R$183.0 million, and (ii) the provision of R$91.2 million for compensation of 585 employees who joined the Encouraged Retirement Program - PDI (against R$7.2 million in 1Q17).

Copel's adjusted EBITDA in 1Q18 was of R$863.1 million, a 0.3% higher when compared to the adjusted EBITDA in 1Q17 (R$860.3 million) and reflects the lower energy allocation in 1Q18, due to Copel GeT's energy allocation strategy. More details in item 2.

Encouraged Retirement Program - PDI

On March 31, 2018, the Encouraged Retirement Program was concluded, which was in force since October 2013. All employees who work at least 20 years of Copel and are older the 55-year-old were eligible to participate in the Program. The financial compensation related to the termination of the employment agreement and the early settlement of possible differences of labor charges that, together, correspond to 20 salaries.

In 1Q18, 585 employees joined the PDI, with the prospect of leaving the Company until December 2018, resulting in accounting of R$91.2 million in indemnification provision, with a prospect of a cost reduction with personnel of R$161.7 million from 2019.

Provisions for Legal Claims

The Company recorded R$116.0 million in provisions for legal claims in 1Q18, of which R$83.5 million refer to labor and employee benefits, R$26.8 million to PECLD, and R$5.7 millions on other subjects. The balance submitted, R$24.2 million are considered non-recurring and are related to a collective labor action.

Recognition of Tax Credit - Pasep

On February 14, 2018 the Brazilian Federal Revenue Office recognized tax credit for the restated amount of R$80.2 in favor of the Company regarding the discussion of tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution No. 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. Of the total recognized, R$55.1 million was recorded in financial income and R$25.1 million in other operating revenues.

* Amounts subject to rounding.

Earnings Release 1Q18

Postponement of the ASM

Due to the restatement of the Financial Statements for the fiscal year ended on December 31, 2017, held on May 14, 2018, the 63rd Annual Shareholders’ Meeting - ASM, previously scheduled for May 15, 2018, was postponed to June 15, 2018 at 9:30 am.

The resubmission of the 2017 Financial Statements was due to the conclusion of the work related to the evaluation of the nature, classification and valuation of the investment maintained by UEG Araucária in the Multimarket Investment Fund, according to Market Notices 26/17 and 29/17, disclosed by the Company in November 14 and 24, 2017, respectively, and Material Facts Nos. 03/18, 04/18 and 07/18, disclosed by the Company on March 23, 2018, April 25, 2018 and May 14, 2018, respectively.

Due to the postponement of the ASM, in accordance with the Board of Director's proposal for the allocation of net profit registered in 2017, will be entitled to the dividend portion the shareholders who hold shares by the Company on June 15, 2018.

Colíder HPP

On April 12, 2018, the third and last Kaplan rotor of the power plant was completed. In the powerhouse, the final stage of assembly of the three groups of generators and turbines is moving forward in a fast pace, while the transmission line which will connect Colíder HPP to Cláudia Substation in the 500-kV voltage is in the final phase of installation, with the launch of cables under progress.

Colíder Power Plant’s powerhouse will have three groups of generators with a total installed power of 300 megawatts. Unit 1 will be the first one ready, scheduled for June 2018, while the third and final generating unit is scheduled to start operating in November 2018.

On April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of the appeal filed by Copel GeT against the request of exemption from any liens, charges or restrictions due to the displacement of the schedule of implementation of the power plant.

Copel GeT has been meeting its electric power supply agreements as follows:

- from January 2015 to May 2016: with leftovers of uncontracted electric power in its other power plants;

- from June 2016 to December 2018: partial reduction in June 2016 through a Bilateral Agreement and from July 2016 to December 2018 with reduction of all Agreements of Electric Energy Trading in Regulated Environment - CCEARs, through a Bilateral Agreement and the participation in the Compensation Mechanism of Leftovers and Deficits - MCSD of New Electric Energy. More details on item 8.1.

* Amounts subject to rounding.

Earnings Release 1Q18

New Governance, Risk and Compliance Officer

Mr. Vicente Loiacono Neto is the new Chief Governance, Risk and Compliance Officer of Copel. Graduated in Law from Faculdade Curitiba, with specialization in Civil Procedural Law from Unisul (SC). Among other roles, he worked as advisor of Legal and Institutional Relations Officer in 2013, advisor of Business Management Officer from 2013 to 2016 and manager of the regulatory area of Copel Distribuição from 2016 to 2017. Since March 2017, he worked as an advisor to Copel’s CEO. He was also a member of the Fiscal Council of Fundação Copel in 2015 and of Copel’s Ethics Advisory Board in 2014.

New Chief Business Management Officer

Ms. Ana Letícia Feller is the new Chief Business Management Officer of Copel. She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná - PUCPR, with post-graduate degree in Labor Law, from Unibrasil, Management with emphasis in Strategic People Management, from FAE Centro Universitário, and MBA degree in Leadership with emphasis in Management, from Estação Business School. Ms. Feller has been a Lawyer at Copel, where she also served as Chair of the Permanent Compensation Committee, Chair of the Management Committee, Human Resources Chief Official, Member of the Ethical Guidance Council, and recently position of Assistant to the Chief Business Management.

Expansion of Copel Telecom

On May 5, Copel Telecom announced the expansion of the residential network of fiber optic internet to more 16 cities, all in the Northwest of the state of Paraná. With the expansion of services, the company moves from 64 to 80 cities served with residential internet, increasing its area of operation with the Copel Fibra product by 20%.

Although large companies in the region already have Copel Telecom’s connectivity solutions, the new network makes it possible to offer extra-broadband internet for residential and small and medium-sized clients with transmission speeds of up to 200 Mbps. Copel has launched 360 km of fiber optic cables for business expansion in the Northwestern of the state of Paraná.

Issue of R$600,0 million in  Promissory Notes – Copel GeT

On May 11, 2018, Copel GeT carried out the fourth issuance of Promissory Notes, for public distribution according to CVM Instruction No. 566/2015, Law No. 6,385/1976, CVM Instruction No. 476/2009 and other legal and regulatory applicable resolutions. Were issued 100 Promissory Notes, with par value of R$6.0 million, in the total amount of R$600.0 million and maturity at November 11, 2018. The Promissory Notes will earn interest corresponding to the accumulated variation of 114.5% of the daily average rates of the Interbank Deposits – DI and the amounts raised will be used in refinancing the debts and reinforcement of working capital of Copel GeT.

* Amounts subject to rounding.

Earnings Release 1Q18

2. Financial Performance

The following analyzes refer to the first quarter of 2018 compared to the same period of 2017.

2.1 Operating Revenues

In 1Q18, net operating revenue totaled R$3,348.7 million, a 1.6% growth over the R$3,297.0 million in 1Q17, resulting from (a) a 16.3% growth in “electricity sales to final customers”, mainly due to the tariff adjustment of Copel Distribuição, in force as of June 24, 2017, which adjusted the electric power tariff (TE) by 10.28%, and due to the sale of 480 GWh to free clients of Copel Comercialização; and (b) a positive result of R$203.5 million in result of sectorial financial assets and liabilities (over a negative result of R$148.0 million in 1Q17), as a result of CCEE's rebalancing of the New Energy MCSD, covering the period from June 2017 to October 2017. This result was partially offset by (a) an 32.6% decrease (or R$370.1 million) in the “Use of the main distribution and transmission grid” line, resulting from (i) the recognition of R$183.0 in 1Q17, due to the remeasurement of transmission assets concerning the RBSE, due to the homologation by Aneel, of the results of the audit of the appraisal report of the assets related to the concession agreement Nº 060/2001; and the elimination of the balance from the revenue generated by Group companies (Copel GeT and Copel Distribuição) related to RAP portion related to RBSE, which was recognized in GeT’s revenue throughout 2016 and early 2017; and (b) a 14.7% decrease in “Electricity sales to distributors”, due to the lower volume of electric power sold in the short-term market, due to the allocation strategy of Copel GeT’s electric power.

The following changes are also noteworthy:

(i) 23.8% growth in the “revenue from telecommunications” due to the expansion of the service to new customers;

(ii) a 3.8% decrease in “distribution of piped gas revenue”, due to the reduction in consumption of natural gas; and

(iii) a 7.7% reduction in “other operating revenue”, mainly due to lower revenue with fines related to the migration of captive customers to the free market.

* Amounts subject to rounding.

Earnings Release 1Q18

				R$ '000
Income Statement	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var.% (1/3)
Electricity sales to final customers	1,318,858	1,258,915	1,133,537	16.3
Electricity sales to distributors	617,568	879,843	724,199	(14.7)
Use of the main distribution and transmission grid	765,409	855,319	1,135,544	(32.6)
Construction revenue	198,598	276,191	219,406	(9.5)
Fair value of assets from the indemnity for the concession	9,568	48,655	6,329	51.2
Revenues from telecommunications	86,564	81,897	69,912	23.8
Distribution of piped gas	113,171	94,745	117,627	(3.8)
Result of sectorial financial assets and liabilities	203,469	381,121	(147,977)	-
Other operating revenues	35,476	33,978	38,434	(7.7)
Net Operating Revenue	3,348,681	3,910,664	3,297,011	1.6

Excluding the effect of the recognition of the indemnification of RBSE-related assets in 1Q17, the Company would have ended 1Q18 with an 7.5% growth in net operating revenue, impacted by higher balance of the sectorial financial assets and liabilities account and the R$89.3 million record in Copel Comercialização’s electricity sales to final customers revenue (R$10.1 million in 1Q17).

2.2 Operating Costs and Expenses

In 1Q18, operating costs and expenses increased 11.1%, totaling R$2,786.6 million. This result is mainly due to the 86.1% increase in “charges of the main distribution and transmission grid”, mainly due to the higher expenses with charges from the use of the system – basic network, due to the adjustment in TUST in June 2017, when the indemnity to RBSE related assets began to include APR and to the readjustment in Itaipu’s tariff of energy transmission.

				R$'000
Charges of the main distribution and transmission grid	1Q18 (1)	4Q17 (1)	1Q17 (3)	Var.% (1/3)
System usage charges	266,770	243,821	141,237	88.9
Itaipu transportation charges	50,529	50,960	24,598	105.4
Charge reserve energy - EER	17,076	-	-	-
System Service Charges - ESS	17,580	(33,330)	20,907	(15.9)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(37,483)	(31,679)	(17,731)	111.4
TOTAL	314,472	229,772	169,011	86.1

Operating costs and expenses were also impacted by the 10.6% increase in costs with “eletricity purchased for resale”, mainly due to the purchase of 681 GWh in 1Q18 by part of Copel Comercialização (over 150 GWh in 1Q17).

* Amounts subject to rounding.

Earnings Release 1Q18

R$'000
Electricity Purchased for Resale	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var.% (1/3)
CCEAR (Auction)	628,374	680,750	720,883	(12.8)
Itaipu Binacional	271,447	278,214	264,595	2.6
CCEE	190,709	537,740	125,846	51.5
Micro and mini generators and customer repurchase	1,428	1,478	-	-
Proinfa	56,942	54,389	54,338	4.8
Bilateral	156,805	348,770	9,148	-
(-) PIS/Pasep and Cofins	(115,269)	(109,065)	(98,301)	17.3
TOTAL	1,190,436	1,792,276	1,076,509	10.6

The following changes are also noteworthy:

(i) an increase of 12.0% in PMSO, except for estimated losses, provisions and reversals, resulting from (a) the 27.5% growth in personnel and management costs, mainly due to the provision of R$91.2 million with 585 employees joining the PDI, and (b) a 10.2% growth in costs with third-parties services, due to consulting and auditing, communication, data processing and transmission, and maintenance of the electricity system, partially offset by a 21.2% decrease in other operating costs and expenses, mainly due to the record of R$25.1 million in the account of the tax credit for Pasep (more details in our Quarterly Financial Information - Note 34.1)

R$million
Manageable Costs	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var. % (1/3)
Personnel and management	390,310	423,350	306,098	27.5
Private pension and healthcare plans	61,003	62,085	59,138	3.2
Material	19,011	24,290	19,371	(1.9)
Third-party services	133,203	136,023	120,910	10.2
Other costs and expenses operating	88,828	65,399	112,778	(21.2)
TOTAL	692,355	711,147	618,295	12.0

Excluding the effect of the provision for PDI related compensation (R$91.2 million in 1Q18 and R$7.2 million in 1Q17), the costs with personnel remained the same over 1Q17 totaled R$299.2 million in the year. Considering the accumulated inflation of 2,68% in the last 12 months, there was an real reduction of 2.5%.

R$million
Personnel and Management	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var. % (1/3)
Personnel and management	390,310	423,350	306,098	27.5
(-) Provision for indemnification for voluntary dismissal¹	(91,152)	(20,423)	(7,192)	3.2
TOTAL	299,158	402,927	298,906	0.1

(ii) an 17.6% increase in “provisions and reversals” (R$116.0 million in 1Q18 versus R$98.7 million in 1Q17) mainly due to the accounting R$83.5 million in labor provisions and R$26.8 million in allowance for doubtful accounts (PECLD);

(iii) an 71.8% increase in “materials and supplies for power eletricity” due to the higher generation of electric power by TPP Figueira; and

* Amounts subject to rounding.

Earnings Release 1Q18

(iv) an 6.0% decrease in “natural gas and supplies for the gas business”, resulting from the decrease in the consumption of natural gas.

				R$ '000
Operating Costs and Expenses	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var.% (1/3)
Electricity purchased for resale	1,190,436	1,792,276	1,076,509	10.6
Charge of the main distribution and transmission grid	314,472	229,772	169,011	86.1
Personnel and management	390,310	423,350	306,098	27.5
Pension and healthcare plans	61,003	62,085	59,138	3.2
Materials and supplies	19,011	24,290	19,371	(1.9)
Materials and supplies for power electricity	8,693	74,970	5,061	71.8
Natural gas and supplies for the gas business	77,421	61,628	82,339	(6.0)
Third-party services	133,203	136,023	120,910	10.2
Depreciation and amortization	177,210	182,208	183,078	(3.2)
Provisions and reversals	116,041	268,352	98,699	17.6
Construction cost	209,971	297,771	274,729	(23.6)
Other cost and expenses	88,828	65,399	112,778	(21.2)
TOTAL	2,786,599	3,618,124	2,507,721	11.1

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

R$'000
Company	1Q18 (1)	4Q17 (2)	1Q17 (3)	Var. % (1/3)
Joint Ventures	23,268	44,238	29,468	(21.0)
Voltalia São Miguel do Gostoso I Participações S.A.	(3,594)	(1,278)	360	-
Paraná Gás Exploração e Produção S.A.	(3)	(7)	(19)	(84.2)
Costa Oeste Transmissora de Energia S.A.	1,035	618	1,081	(4.3)
Marumbi Transmissora de Energia S.A.	1,949	2,169	2,686	(27.4)
Transmissora Sul Brasileira de Energia S.A.	412	(6,783)	688	(40.1)
Caiuá Transmissora de Energia S.A.	802	827	1,507	(46.8)
Integração Maranhense Transmissora de Energia S.A.	1,187	721	3,200	(62.9)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	9,028	26,862	5,922	52.4
Guaraciaba Transmissora de Energia (TP SUL) S.A.	3,307	6,752	8,320	(60.3)
Paranaíba Transmissora de Energia S.A.	2,204	5,064	3,977	(44.6)
Mata de Santa Genebra Transmissão S.A.	9,366	4,484	3,065	205.6
Cantareira Transmissora de Energia S.A.	(2,425)	4,809	(1,319)	83.9
Associates	5,250	(2,992)	4,245	23.7
Dona Francisca Energética S.A.	2,469	2,411	2,168	13.9
Foz do Chopim Energética Ltda.	2,794	378	2,683	4.1
Dominó Holdings S.A. ¹	(7)	2	(629)	(98.9)
Others²	(6)	(5,783)	23	-
TOTAL	28,518	41,246	33,713	(15.4)
¹ In November, 2017 occurred the transformation of a Limited Liability Company and the change in joint venture investment for Associate investment.
² Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

* Amounts subject to rounding.

Earnings Release 1Q18

2.4 EBITDA

In 1Q18, profit before interest, taxes, depreciation and amortization reached R$767.8 million, 23.7% lower than the R$1,006.1 million recorded in 1Q17, mainly due of the 32.6% reduction in use of the main distribution and transmission grid revenue, mainly due to the recognition of the adjustment of the final RBSE asset valuation in 2017 of R$183.0 million, while in 2018 only the asset update was recognized,  the provision of R$91.2 million to compensation 585 employees who joined the PDI (against R$7.2 million in 1Q17) and of the registration of R$24.2 million in provisions for labor legal claims, related to a collective action.

Excluding the extraordinary effects, adjusted EBITDA in 1Q18 would be 0.3% higher compared with the same period of the previous year, impacted by the improvement in cost management, partially offset by the lower allocation of electric power in 1Q18, resulting from Copel GeT’s energy allocation strategy.

The following table presents the items considered in the adjusted EBITDA calculation.

			R$ million
Adjusted EBITDA	1Q18 (1)	1Q17 (2)	Var.% (1/2)
EBITDA	767.8	1,006.1	(23.7)
(-)/+ Remeasurement of financial assets RBSE	-	(183.0)	-
(-)/+ Impairment	5.0	30.0	-
+ Provision for PDI	91.2	7.2	-
(-)/+ Provisions for litigation	24.2	-	-
(-)/+ Tax Credit - Pasep	(25.1)	-	-
Adjusted EBITDA	863.1	860.3	0.3

2.5 Financial Result

In 1Q18, the financial revenue totaled R$205.4 million, an 25.6% increase over the R$163.6 million recorded in 1Q17, mainly due to the tax credit for Pasep (more details in our quarterly financial information - Note 34.1).

The financial expenses totaled R$275.1 million, a 13.9% less than in 1Q17, mainly due to the decrease of the SELIC rate (in 1Q18 the DI average was of 6.73%, over 12.68% in 1Q17). The higher balance of financing and debentures partially offset the decrease in the financial expenses.

* Amounts subject to rounding.

Earnings Release 1Q18

				R$'000
	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
Financial Revenues	205,395	164,248	163,587	25.6
Income and monetary variation on CRC transfer	43,405	48,746	32,197	34.8
Income from investments held for trading	24,420	28,262	38,211	(36.1)
Late fees on electricity bills	54,275	63,134	48,062	12.9
Income from financial investments available for sale	-	3,542	-	-
Monetary restatement and adjustment to present value of accounts payable related to concession	-	(5,995)	-	-
Income from sectorial assets and liabilities	8,947	(522)	11,509	(22.3)
Exchange variation About Purchase Itaipu Electric Power	3,562	(742)	8,748	(59.3)
Tax credit recognition	55,096	-	-	-
Other financial revenues	15,690	27,823	24,860	(36.9)
Financial Expenses	(275,062)	(351,171)	(319,608)	(13.9)
Monetary variation, foreign exchange and debt service charges	(212,965)	(227,839)	(272,086)	(21.7)
Monetary variation and adjustment to present value of accounts payable related to concession	(21,525)	(16,355)	(18,361)	17.2
Exchange variation About Purchase Itaipu Electric Power	(2,064)	(4,568)	-	-
Pis/ Pasep and Cofins taxes over interest on equity	-	(45,196)	-	-
Income from sectorial assets and liabilities	(10,763)	(8,127)	-	-
Interest on R&D and PEE	(6,107)	(6,585)	(10,592)	(42.3)
Accounts receivable tied to the concession fair value's update	-	-	(5,779)	-
Estimated losses on impairment of assets	-	(5,372)	-	-
Other financial expenses	(21,638)	(37,129)	(12,790)	69.2
Financial income (expenses)	(69,667)	(186,923)	(156,021)	(55.3)

2.6 Consolidated Net Income

In 1Q18, Copel recorded net income of R$339.6 million, 18.6% amount lower than the R$417.3 million registered in the same period of 2017.

* Amounts subject to rounding.

Earnings Release 1Q18

2.7 Consolidated Income Statement

				R$'000
	1Q18	4Q17	1Q17	Var.%
Income Statement	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	3,348,681	3,910,664	3,297,011	1.6
Electricity sales to final customers	1,318,858	1,258,915	1,133,537	16.3
Electricity sales to distributors	617,568	879,843	724,199	(14.7)
Use of the main distribution and transmission grid	765,409	855,319	1,135,544	(32.6)
Construction revenue	198,598	276,191	219,406	(9.5)
Fair value of assets from the indemnity for the concession	9,568	48,655	6,329	51.2
Revenues from telecommunications	86,564	81,897	69,912	23.8
Distribution of piped gas	113,171	94,745	117,627	(3.8)
Result of Sectorial financial assets and liabilities	203,469	381,121	(147,977)	-
Other operating revenues	35,476	33,978	38,434	(7.7)
OPERATING COSTS AND EXPENSES	(2,786,599)	(3,618,124)	(2,507,721)	11.1
Electricity purchased for resale	(1,190,436)	(1,792,276)	(1,076,509)	10.6
Charge of the main distribution and transmission grid	(314,472)	(229,772)	(169,011)	86.1
Personnel and management	(390,310)	(423,350)	(306,098)	27.5
Pension and healthcare plans	(61,003)	(62,085)	(59,138)	3.2
Materials and supplies	(19,011)	(24,290)	(19,371)	(1.9)
Materials and supplies for power eletricity	(8,693)	(74,970)	(5,061)	71.8
Natural gas and supplies for the gas business	(77,421)	(61,628)	(82,339)	(6.0)
Third-party services	(133,203)	(136,023)	(120,910)	10.2
Depreciation and amortization	(177,210)	(182,208)	(183,078)	(3.2)
Provisions and reversals	(116,041)	(268,352)	(98,699)	17.6
Construction cost	(209,971)	(297,771)	(274,729)	(23.6)
Other cost and expenses	(88,828)	(65,399)	(112,778)	(21.2)
EQUITY IN EARNINGS OF SUBSIDIARIES	28,518	41,246	33,713	(15.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	590,600	333,786	823,003	(28.2)
FINANCIAL RESULTS	(69,667)	(186,923)	(156,021)	(55.3)
Financial income	205,395	164,248	163,587	25.6
Financial expenses	(275,062)	(351,171)	(319,608)	(13.9)
OPERATIONAL EXPENSES/ INCOME	520,933	146,863	666,982	(21.9)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(181,353)	13,357	(249,712)	(27.4)
Income tax and social contribution on profit	(245,607)	89,879	(193,112)	27.2
Deferred income tax and social contribution on profit	64,254	(76,522)	(56,600)	-
NET INCOME (LOSS)	339,580	160,220	417,270	(18.6)
Attributed to controlling shareholders	332,278	99,930	410,342	(19.0)
Attributed to non-controlling interest	7,302	60,290	6,928	5.4
EBITDA	767,810	515,994	1,006,081	(23.7)

* Amounts subject to rounding.

Earnings Release 1Q18

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2017 are described below. Additional information can be found in the Notes to our Financial Statement.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2018, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,992.1 million, 58.1% higher than the R$1,259.7 million recorded on December 2017. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 73% and 100% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, a grace only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The State of Paraná complied with the agreed terms and made the payments of the monthly installments of interest estimated until December 2017. After the grace period, the State of Paraná has been complied with payments under the contracted conditions, leaving 85 monthly installments.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The current balance of the CRC is R$1,494.7 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will

* Amounts subject to rounding.

Earnings Release 1Q18

be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2018, the Company had a net asset of R$251.3 million. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$610.8 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,254.1 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$1,395.5 million) and (d) the gas distribution concession agreement - Compagas (R$308.7 million).

As of March 31, 2018, the balance of the account totaled R$4,569.1 million. More details in our Quarterly Financial Information (NE n ° 10).

Accounts Receivable related to the Concession Compensation

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On March 31, 2018, the amount registered in this account was R$71.7 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 1.1% until March 31, 2018, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 3.3%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” increased by 0.2% due to investments in new assets made in the period.

* Amounts subject to rounding.

Earnings Release 1Q18

3.2 Balance Sheet – Assets

			R$'000
Assets	Mar-18	Dec-17	Var.%
	(1)	(2)	(1/2)
CURRENT	6,008,435	5,701,834	5.4
Cash and cash equivalents	1,697,463	1,040,075	63.2
Bonds and securities	1,361	1,341	1.5
Collaterals and escrow accounts	39,839	59,372	(32.9)
Customers	2,519,265	2,733,240	(7.8)
Dividends receivable	80,455	80,815	(0.4)
CRC transferred to the State of Paraná	170,385	167,109	2.0
Sectorial financial assets	326,961	171,609	90.5
Account receivable related to concession	148,608	149,744	(0.8)
Other current receivables	399,988	409,351	(2.3)
Inventories	104,317	110,559	(5.6)
Income tax and social contribution	283,942	501,685	(43.4)
Other current recoverable taxes	197,234	198,232	(0.5)
Prepaid expenses	38,529	39,867	(3.4)
Related parties	88	38,835	(99.8)
NON-CURRENT	27,709,992	27,460,543	0.9
Long Term Assets	8,489,430	8,607,626	(1.4)
Bonds and securities	217,187	218,322	(0.5)
Other temporary investments	20,070	18,727	7.2
Collaterals and escrow accounts	76,050	75,665	0.5
Customers	209,532	261,082	(19.7)
CRC transferred to the State of Paraná	1,324,352	1,349,253	(1.8)
Judicial deposits	576,227	582,529	(1.1)
Sectoral financial assets	108,987	171,609	(36.5)
Account receivable related to concession	4,420,453	4,360,378	1.4
Accounts receivable related to the concession compensation	71,656	68,859	4.1
Other non-current receivables	160,195	149,416	7.2
Income tax and social contribution	135,115	176,480	(23.4)
Deferred income tax and social contribution	951,839	915,492	4.0
Other non-current recoverable taxes	194,682	116,974	-
Prepaid expenses	8,819	12,684	(30.5)
Related parties	14,266	130,156	(89.0)
Investments	2,597,638	2,570,643	1.1
Property, plant and equipment, net	10,158,540	9,829,450	3.3
Intangible assets	6,464,384	6,452,824	0.2
TOTAL	33,718,427	33,162,377	1.7

* Amounts subject to rounding.

Earnings Release 1Q18

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$10,393.8 million on March 31, 2018, an increase of 5.7% compared to the R$9,830.5 million recorded in 2017. This increase reflects Copel Holding's 7th issue of debentures (R$600.0 million).

On March 31, 2018, Copel’s gross debt represented 65.6% of consolidated shareholders’ equity, which at the end of the period was R$15,833.9 million, equivalent to R$57.86 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	Composition
				%
	Domestic Currency	Eletrobras - COPEL	31,409	0.3
		FINEP	14,896	0.1
		BNDES	1,542,411	14.8
		Banco do Brasil S/A and other	1,407,389	13.5
		Debentures and Promissory Notes	7,306,882	70.3
		Total	10,302,987	99.1
	Foreign Currency	National Treasury	90,833	0.9
		Total	90,833	0.9
TOTAL			10,393,820	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term	Long Term						Total
	apr/18 - mar/19	apr/19 - dec/19	2020	2021	2022	2023	From 2024
Domestic Currency	2,480,742	2,997,212	1,399,699	1,058,204	1,007,986	205,343	1,153,801	10,302,987
Foreign Currency	90,833	-	-	-	-	-	0	90,833
TOTAL	2,571,575	2,997,212	1,399,699	1,058,204	1,007,986	205,343	1,153,801	10,393,820

Endorsements and Guarantees

At the end of March 31, 2018, the Company had R$1,661.7 million in guarantees and endorsements, as shown below.

* Amounts subject to rounding.

Earnings Release 1Q18

					R$'000
Guarantees and Endorsements¹	Mar-18	Dec-17	Mar-17	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	-	-	65,769	-	-
Caiuá Transmissora de Energia S.A.	34,206	35,039	37,464	(2.4)	(8.7)
Integração Maranhense Transmissora de Energia S.A.	55,840	57,328	61,755	(2.6)	(9.6)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	369,574	372,833	389,230	(0.9)	(5.0)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	202,911	206,502	190,064	(1.7)	6.8
Costa Oeste Transmissora de Energia S.A.	-	-	15,246	-	-
Mata de Santa Genebra Transmissão S.A.	413,077	352,652	254,979	17.1	62.0
Paranaíba Transmissora de Energia S.A.	167,483	169,564	174,557	(1.2)	(4.1)
Marumbi Transmissora de Energia S.A.	-	-	37,815	-	-
Cantareira Transmissora de Energia S.A.	273,165	215,204	141,958	26.9	92.4
Voltalia São Miguel do Gostoso I Participações S.A.	145,417	129,018	140,962	12.7	3.2
TOTAL	1,661,673	1,538,140	1,509,799	8.0	10.1
¹ Adjusted for Copel s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,922,231	1,721,499	421,092	2,729,961	599,037	10,393,820
Availability	269,585	587,784	16,553	363,222	754,917	1,992,061
Net debt	4,652,646	1,133,715	404,539	2,366,739	(155,880)	8,401,759

* Amounts subject to rounding.

Earnings Release 1Q18

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,477	23,370	7,183	302	513,066	560,398
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Mar-18	Dec-17	Mar-17	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	134,221	138,541	151,358	(3.1)	(11.3)
Labor suits	539,816	475,631	465,057	13.5	16.1
Employees and Benefits	93,082	89,438	44,626	4.1	108.6
Civil	735,750	742,554	499,859	(0.9)	47.2
Civil and administrative claims	515,946	527,613	304,871	(2.2)	69.2
Easements	111,692	110,936	103,716	0.7	7.7
Condemnations and property	101,866	95,627	84,970	6.5	19.9
Customers	6,246	8,378	6,302	(25.4)	(0.9)
Environmental claims	2,485	1,584	887	56.9	180.2
Regulatory	64,567	64,316	69,158	0.4	(6.6)
TOTAL	1,569,921	1,512,064	1,230,945	3.8	27.5

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end 1Q18, totaled R$3,181.5 million, 1.8% higher than in December 2017 (R$3,123.5 million), distributed in lawsuits of the following natures: fiscal (R$870.5 million), regulatory (R$792.4 million), civil (R$1,140.6 million), labor (R$357.4 million) and employee benefits (R$20.4 million).

* Amounts subject to rounding.

Earnings Release 1Q18

3.4 Balance Sheet – Liabilities

			R$'000
Liabilities	Mar-18	Dec-17	Var.%
	(1)	(2)	(1/2)
CURRENT	5,911,286	6,109,914	(3.3)
Payroll, social charges and accruals	387,993	313,967	23.6
Suppliers	1,389,284	1,683,577	(17.5)
Income tax and social contribution payable	134,025	86,310	55.3
Other taxes due	286,775	345,487	(17.0)
Loans, financing and debentures	2,571,575	2,416,728	6.4
Minimum compulsory dividend payable	287,015	288,981	(0.7)
Post employment benefits	53,335	53,225	0.2
Customer charges due	106,570	150,025	(29.0)
Research and development and energy efficiency	284,398	282,766	0.6
Accounts Payable related to concession	63,410	62,624	1.3
Net sectorial financial liabilities	92,509	192,819	(52.0)
Other accounts payable	137,439	121,405	13.2
Provision for litigation	116,958	112,000	4.4
NON-CURRENT	11,973,234	11,541,960	3.7
Suppliers	40,717	43,469	(6.3)
Deferred income tax and social contribution	120,249	156,630	(23.2)
Other taxes due	778,354	809,576	(3.9)
Loans, financing and debentures	7,822,245	7,413,755	5.5
Post employment benefits	823,505	812,878	1.3
Research and development and energy efficiency	267,194	249,709	7.0
Accounts Payable related to concession	496,988	492,330	0.9
Net sectorial financial liabilities	92,142	90,700	1.6
Other accounts payable	78,877	72,849	8.3
Tax, social security, labor and civil provisions	1,452,963	1,400,064	3.8
EQUITY	15,833,907	15,510,503	2.1
Attributed to controlling shareholders	15,523,944	15,207,842	2.1
Share capital	7,910,000	7,910,000	-
Equity valuation adjustments	874,508	895,601	(2.4)
Legal reserves	844,398	844,398	-
Retained earnings	5,557,843	5,557,843	-
Accrued earnings	332,804	-	-
Attributable to non-controlling interest	309,963	302,661	2.4
TOTAL	33,718,427	33,162,377	1.7

* Amounts subject to rounding.

Earnings Release 1Q18

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT reported an EBITDA of R$491.4 million, 31.2% lower than the R$713.9 million reported in 1Q17 reflection from a reduction of 53.1% in use of the main transmission grid due to  the recognition of R$183.0 million in 1Q17 referring to the remeasurement of the cash flow of transmission assets related to RBSE. This result also was affected (i) by the R$38.5 million for provisions and reversals, mainly due to labor lawsuits (R$23.5 million), (ii) accounting of R$13.0 million concerning the state rate of control and inspection of water resources (established by State Law 18.878/2016, which became due in 2017), and (iii) a 27.6% increase in manageable costs, resulting from the higher balance with a provision for a PDI.

The manageable costs, excluding estimated losses, provisions and reversals, and fees on water use and inspection, grew by 35.6%, mainly due to the higher costs with personnel and management, social security and welfare plans, and third-parties services.

				R$million
Manageable Costs	1Q18	4Q17	1Q17	Var. %
	(1)	(2)	(3)	(1/3)
Personnel and management	101,768	107,694	68,592	48.4
Private pension and healthcare plans	15,122	15,685	14,213	6.4
Materials	3,256	3,625	3,615	(9.9)
Third party services	26,904	30,185	26,203	2.7
Other operating costs and expenses	14,759	5,297	6,698	120.3
TOTAL	161,809	162,486	119,321	35.6

The line of “personnel” grew 48.4%, mainly due to the higher balance of the provision for compensation to PDI, with accounting R$28.3 million in 1Q18 versus R$1.0 million in 1Q17.

				R$million
Personnel and Management	1Q18	4Q17	1Q17	Var. %
	(1)	(2)	(3)	(1/3)
Personnel and Management	101,768	107,694	68,592	48.4
(-) Provision for indemnification for voluntary dismissal¹	(28,273)	(8,582)	(1,032)	-
TOTAL	73,495	99,112	67,560	8.8

Excluding the effect of the provision for PDI, personnel and management costs increased by 8.8% over 1Q17, mainly due to the salary policy adopted as of October 2017, the organizational restructuring of Copel Renováveis from September 2017, which resulted in the transfer of activities and 56 employees to Copel GeT, and the cost sharing among the group companies, which started to impact the result as of November 2017, partially offset by the decreased number of employees due to the PDI. In the last 12 months, the workforce showed a reduction of 17 employees, while in 1Q18 the reduction was 12 employees.

* Amounts subject to rounding.

Earnings Release 1Q18

				R$'000
Main Indicators	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	873.3	824.4	1,073.5	(18.7)
Operating Costs and Expenses (R$ million)	(452.2)	(760.8)	(433.2)	4.4
Operating Income (R$ million)	330.5	(49.9)	514.9	(35.8)
Net Income (R$ million)	221.0	84.3	343.0	(35.5)
EBITDA (R$ million)	491.4	118.2	713.9	(31.2)
Operating Margin	37.8%	0.0%	48.0%	(21.1)
Net Margin	25.3%	10.2%	31.9%	(20.8)
EBITDA Margin	56.3%	14.3%	66.5%	(15.4)
Investment Program (R$ million)	165.6	327.2	255.8	(35.3)

Excluding extraordinary events, Copel GeT’s EBITDA decreased 6.6%, mainly due to the lower volume of energy sold as a result of the allocation strategy and higher balance related provisions to labor lawsuits.

			R$ million
Adjusted EBITDA	1Q18	1Q17	Var.%
	(1)	(2)	(1/2)
EBITDA	491.4	713.9	(31.2)
(-)/+ Remeasurement of financial assets RBSE	-	(183.0)	-
(-)/+ Impairment	5.0	30.0	(83.3)
(-)/+ Remesuration of the Indemnification of Generation Concessions	28.3	1.0	-
+ Provision for litigations	3.0	-	-
Adjusted EBITDA	527.7	561.9	(6.1)

In the 1Q18, Copel GeT reported net income of R$221.0 million, 35.5% lower than the R$343.0 million recorded in 1Q17.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$131.3 million in 1Q18, 32.0% lower than the R$193.2 million reported in 1Q17. This result was impacted, in particular, by the 11.0% increase in manageable costs, explained by the provision of R$51.6 million in the "personnel and management" line, related to the adhesion of 375 employees to PDI and by the registration of R$80.1 million in provisions and reversals related mainly to labor legal claims (R$45.2 million), offset by the reduction of R$2.6 million in allowance for doubtful accounts - PECLD (R$22.1 million in 1Q18 vs. R$24.7 million in 1Q17).

* Amounts subject to rounding.

Earnings Release 1Q18

				R$million
Manageable Costs	1Q18	4Q17	1Q17	Var. %
Personnel and management	234,485	267,143	188,105	24.7
Private pension and healthcare plans	40,104	40,177	38,693	3.6
Materials	14,754	18,731	14,230	3.7
Third party services	89,316	89,069	81,432	9.7
Other operating costs and expenses	36,084	32,390	51,147	(29.5)
TOTAL	414,743	447,510	373,607	11.0

Excluding the effect of the provision for compensation related to the PDI, the manageable costs decrease by 1.7% and personnel costs decreased by 0.6%, and reflect the reduction of employees in the workforce due to the PDI. In the last 12 months, Copel Distribuição's staff registered a reduction of 291 employees and 12 employees in 1Q18.

				R$million
Personnel and Management	1Q18	4Q17	1Q17	Var. %
	(1)	(2)	(3)	(1/3)
Personnel and management	234,485	267,143	188,105	24.7
(-) Provision for indemnification for voluntary dismissal	(51,566)	(12,215)	(4,150)	-
TOTAL	182,919	254,928	183,955	(0.6)

Also noteworthy are the following variations:

(i) the 10.0% growth, of the revenue with electricity sales to final customers, due to, mainly the tariff  adjustment as of June 2017, which adjusted the electric power tariff (TE) by 10.28%, partially offset by reduction of 6.1% of captive market;

(ii) 18.2% decrease in "use of the main distribution and transmission grid" revenue, as a consequence of the increase in CDE Uso's annual quota (R$236.5 million in 1Q18 versus R$175.6 million in 1Q17), which will be recovered by tariff to from June 2018;

(iii) the account of “results of sectorial financial assets and liabilities” totaled R$203.5 million, corresponding to mainly, the CCEE’s rebalancing of the new energy MCSD for the period from June, 2017 to October, 2017; and

(iv) increase in system usage charges - basic network, due to the adjustment in TUST in June 2017, when the indemnity related to RBSE assets began to incorporate the APR of the Electricity Transmition Companies, and the readjustment in the energy transmission tariff of Itaipu.

Therefore, the 1Q18 net profit was of R$41.8 million, 41.3% lower than the R$71.3 million YoY.

* Amounts subject to rounding.

Earnings Release 1Q18

				R$'000
Main Indicators	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	2,207.7	2,605.6	2,004.3	10.1
Operating Costs and Expenses (R$ million)	(2,149.5)	(2,566.0)	(1,882.1)	14.2
Operating Income (R$ million)	66.8	72.6	138.0	(51.6)
Net Income (R$ million)	41.8	85.8	71.3	(41.3)
EBITDA (R$ million)	131.3	110.9	193.2	(32.0)
Operating Margin	3.0%	2.8%	6.9%	(56.0)
Net Margin	1.9%	3.3%	3.6%	(46.7)
EBITDA Margin	5.9%	4.3%	9.6%	(38.3)
Investment Program (R$ million)	107.5	192.4	134.3	(20.0)

Excluding the extraordinary effects presented in the table below, Copel Distribuição's EBITDA would be R$200.1 million in 1Q18, up 1.4% from R$197.4 million in 1Q17, reflecting mainly the reduction in manageable costs.

			R$ million
Adjusted EBITDA	1Q18	1Q17	Var.%
	(1)	(2)	(1/2)
EBITDA	131.3	193.2	(32.0)
Compensation - Voluntary termination program/retirement	51.6	4.2	-
+ Provision for risks	17.2	-	-
Adjusted EBITDA	200.1	197.4	1.4

4.3 Copel Telecomunicações

Copel Telecom reported an EBITDA of R$26.7 million in 1Q18, 15.1% lower than the R$31.5 million reported in 1Q17, which is due to the R$13.8 million in provisions and reversals mainly related to labor lawsuits (R$10.4 million) and the higher cost with third-parties services, partially offset by the 21.1% growth in telecommunications revenue, resulting from the growth of the customer base.

The manageable costs, excluding provisions and reversals, increased by 19.5% in the period, mainly due to the increased costs with third-parties services, which are required to expand the operating area, and to the 15.2% growth in the line item of personnel and management, resulting from the record of R$5.8 million with a provision for PDI.

* Amounts subject to rounding.

Earnings Release 1Q18

				R$million
Manageable Costs	1Q18	4Q17	1Q17	Var. %
Personnel and management	29,199	34,047	25,357	15.2
Private pension and healthcare plans	3,831	3,961	3,744	2.3
Materials	428	1,152	568	(24.6)
Third party services	19,352	18,807	14,707	31.6
Other operating costs and expenses	11,150	15,041	9,144	21.9
TOTAL	63,960	73,008	53,520	19.5

Excluding the effect of the provision for PDI, personnel and management costs decreased by 1.0% over 1Q17, mainly due to the salary policy adopted as of October 2017 and the decreased number of employees due to the PDI. The workforce was reduced by 20 employees in the last 12 months and 6 employees in 1Q18.

				R$million
Personnel and Management	1Q18	4Q17	1Q17	Var. %
	(1)	(2)	(3)	(1/3)
Personnel and management	29,199	34,047	25,357	15.2
(-) Provision for indemnification for voluntary dismissal	(5,815)	(2,057)	(1,730)	236.1
TOTAL	23,384	31,990	23,627	(1.0)

The following table shows the Copel Telecom's main indicators.

				R$'000
Main Indicators	1Q18	3Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	104.5	100.3	87.7	19.2
Operating Costs and Expenses (R$ million)	(89.4)	(87.2)	(65.5)	36.5
Operating Income (R$ million)	9.8	6.7	17.1	(42.8)
Net Income (R$ million)	6.8	8.1	11.5	(41.1)
EBITDA (R$ million)	26.7	23.9	31.5	(15.1)
Operating Margin	9.4%	6.7%	19.5%	(52.0)
Net Margin	6.5%	8.1%	13.1%	(50.6)
EBITDA Margin	25.6%	23.9%	35.9%	(28.8)
Investment Program (R$ million)	51.4	62.6	40.2	27.9

Excluding the extraordinary effects, Copel Telecom's adjusted EBITDA would be R$36.5 million, an amount 10.1% higher than in the same period of 2017, reflecting the expansion of the customer base.

* Amounts subject to rounding.

Earnings Release 1Q18

			R$ million
Adjusted EBITDA	1Q18	1Q17	Var.%
	(1)	(2)	(1/2)
EBITDA	26.7	31.5	(15.1)
Compensation - Voluntary termination program/retirement	5.8	1.7	241.2
+ Provision for litigation	4.0	-	-
Adjusted EBITDA	36.5	33.2	10.1

In 1Q18, Copel Telecom reported a net profit of R$6.8 million, 41.1% lower than the R$11.5 million reported in 1Q17.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1Q18 is shown in the following table:

				R$'000
Partnerships - Mar/18	Total Assets	Shareholders'	Net Oper.	Net Income
		Equity	Revenues
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	669,568	410,345	120,245	12,587
Elejor - Centrais Elétricas do Rio Jordão S.A.	657,660	78,985	69,235	17,258
UEG Araucária Ltda	484,960	425,983	165	(20,221)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	100,315	68,001	3,230	2,029
Caiuá Transmissora de Energia S.A.	229,577	115,898	4,491	1,637
Cantareira Transmissora S.A	995,123	331,252	17,841	(4,947)
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,435,736	860,465	42,927	6,749
Integração Maranhense Transmissora de Energia S.A.	464,591	233,853	6,530	2,423
Marumbi Transmissora de Energia S.A.	163,160	109,113	4,913	2,436
Mata de Santa Genebra Transmissão S.A.	1,885,394	935,610	89,664	18,695
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,802,856	1,724,178	86,374	18,426
Paranaíba Transmissora de Energia S.A.	1,686,333	671,339	60,924	8,998
Transmissora Sul Brasileira de Energia S.A.	654,230	323,859	12,414	2,058
Voltalia São Miguel do Gostoso I Participações S.A.	221,759	219,404	-	(7,335)
Associates (Equity in erarning)
Dona Francisca Energética S.A.	138,578	129,899	6,006	3,423
Foz do Chopim Energética Ltda	69,578	44,388	10,481	7,810

* Amounts subject to rounding.

Earnings Release 1Q18

5. Investment Program

The following chart shows the investment program carried in 1Q18 and schedule 2018:

		R$ million
	Carried	Scheduled
Subsidiary / SPC	1Q18	2018[1]
Copel Geração e Transmissão	130.3	743.6
HPP Colíder	37.6	98.7
HPP Baixo Iguaçu[1]	15.4	71.7
TL Curitiba Leste / Blumenau	21.1	281.8
TL Araraquara / Taubaté	19.9	40.4
Substation Bateias	-	17.5
Cantareira Transmissora[2]	-	14.8
Others	36.3	218.7
Copel Brisa Potiguar	-	156.3
Cutia Empreendimentos Eólicos	300.0	888.5
São Bento Energia	8.0	6.6
Copel Distribuição	107.5	790.0
Copel Telecomunicações	51.4	340.2
Copel Comercialização	-	0.2
Holding	-	2.4
Other Invesment[3]	36.2	0.8
Total	633.4	2,928.6
[1] Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.
[2] Regarding the participation of Copel in Enterprise.
[3] Includes Parana Gas and Dois Saltos.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,009 GWh in the 1Q18, which represents a reduction of 6.1%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Number of Customers				Energy sold (GWh)
	Mar-18	Mar-17	Var. %	1Q18	1Q17	Var. %
Residential	3,701,338	3,622,426	2.2	1,849	1,898	(2.6)
Industrial	76,038	79,083	(3.9)	709	897	(20.9)
Commercial	391,104	384,041	1.8	1,214	1,300	(6.6)
Rural	353,653	358,847	(1.4)	632	630	0.3
Other	57,527	57,456	0.1	605	611	(1.0)
Captive Market	4,579,660	4,501,853	1.7	5,009	5,336	(6.1)

For more details visit the Notice to the Market - IR 06/18 (link).

* Amounts subject to rounding.

Earnings Release 1Q18

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free customers in the Company’s concession area, presented an increase of 0.4% in 1Q18, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-18	Mar-17	Var. %	1Q18	1Q17	Var. %
Captive Market	4,579,660	4,501,853	1.7	5,009	5,336	(6.1)
Concessionaries and Licensees ¹	6	6	-	194	189	2.3
Free Customers ²	1,005	803	25.2	2,312	1,959	18.0
Grid Market	4,580,671	4,502,662	1.7	7,515	7,484	0.4
¹ The amount of energy related to the period of 2017 was adjusted to reflect the migration of customers to the free market within the concession area of concessionaries and licensees.
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

The result was mainly due to the 4.6% increase in the total consumption of the industrial class in 1Q18, as a result of industrial production performance in the state of Paraná - growth of 3.3% in the last 12 months. The sectors that contributed most to the increase in energy consumption were: food, pulp and paper and wood.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 1.2% between January and March 2018.

The table below breaks down energy sales by consumption segment:

Segment	Market		Energy Sold (GWh)
		1Q18	1Q17	Var. %
Residential		1,849	1,898	(2.6)
Industrial	Total	2,023	1,846	9.6
	Captive Free	709	897	(20.9)
		1,314	949	38.4
Commercial	Total	1,290	1,335	(3.4)
	Captive Free	1,214	1,300	(6.6)
		76	35	117
Rural		632	630	0.3
Other		605	611	(1.0)
Energy Supply		6,399	6,320	1.2

* Amounts subject to rounding.

Earnings Release 1Q18

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 10,229 GWh in 1Q18, representing a decrease of 1.0%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-18	Mar-17	Var. %	1Q18	1Q17	Var. %
Copel DIS
Captive Market	4,579,660	4,501,853	1.7	5,009	5,336	(6.1)
Concessionaries and Licensees	3	4	(25.0)	91	126	(27.9)
CCEE (MCP)	-	-	-	103	579	(82.1)
Total Copel DIS	4,579,663	4,501,857	1.7	5,203	6,041	(13.9)
Copel GeT
CCEAR (Copel DIS)	1	1	-	23	23	-
CCEAR (other concessionaries)	37	28	32.1	209	212	(1.5)
Free Customers	52	51	2.0	909	889	2.3
Bilateral Agreements (Copel Comercialização)	7	-	-	623	-	-
Bilateral Agreements ¹	57	32	78.1	1,314	1,860	(29.4)
CCEE (MCP) ²	-	-	-	350	861	(59.4)
Total Copel GeT	154	112	37.5	3,428	3,845	(10.9)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	207	207	-
CER	3	3	-	88	88	-
Total Wind Farm Complex	115	115	-	295	295	-
Copel Comercialização
Free Customers	220	43	412	480	95	406
Bilateral Agreements	108	12	800	824	52	1,477
CCEE (MCP) ²	-	-	-	-	-	-
Total Copel Comercialização	328	55	496	1,304	147	786
Total Copel Consolidated	4,580,260	4,502,139	1.7	10,229	10,328	(1.0)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements
Reserve Energy.

* Amounts subject to rounding.

Earnings Release 1Q18

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	1Q18	1Q17	Var. %
Itaipu	1,413	1,465	(3.6)
CCEAR Copel Geração e Transmissão	23	23	-
CCEAR Other	2,674	3,003	(11.0)
CCEE (MCP)	16	-	-
Angra	249	252	(1.2)
CCGF	1,674	1,798	(6.9)
Proinfa	114	124	(7.8)
Elejor S.A	293	293	-
Available Power	6,456	6,958	(7.2)
Captive market	5,009	5,336	(6.1)
Concessionaries¹	57	126	(54.4)
Electricity sales to distributor CCEE²	33	-	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN³	255	23	990.0
CCEE (MCP)	103	579	(82.2)
Losses and differences	999	894	11.7
Basic network losses	109	121	(9.7)
Distribution losses	808	687	17.6
CG contract allocation	81	86	(5.6)
[1] Eletricity sales to concessionaries with own market of less than 500GWh / year
[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1Q18	1Q17	Var. %
Own Generation	5,744	6,181	(7.1)
Dona Francisca	35	35	(0.7)
Total Available Power	5,778	6,216	(7.0)
Bilateral Agreements	1,314	1,860	(29.4)
Bilateral Agreements - Copel Comercialização	623	-	-
CCEAR COPEL Distribuição	23	23	(0.3)
CCEAR Other	209	212	(1.5)
Free Customers	909	889	2.3
CCEE (MCP)	350	861	(59.4)
MRE	2,208	2,217	(0.4)
Losses and differences	143	154	(7.1)

* Amounts subject to rounding.

Earnings Release 1Q18

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	1Q18	1Q17	Var. %
Own Generation	71	93	(23.7)
Total Available Power	71	93	(23.7)
CCEAR Other	94	94	-
Losses and differences	(23)	(1)	0.0

			GWh
Energy Flow - Brisa Potiguar	1Q18	1Q17	Var. %
Own Generation	100	117	(14.5)
Total Available Power	100	117	(14.5)
CCEAR Other	113	113	0.0
CER	88	88	0.0
Losses and differences	(101)	(84)	20.2

Energy Flow – Copel Comercialização

			GWh
Energy Flow - Copel Com	1Q18	1Q17	Var. %
Copel GeT	623	-	-
Other	681	150	354
Total Available Power	1,304	150	769.3
Free Customers	480	98	389.8
Bilateral Agreements	824	52	1,484.6

* Amounts subject to rounding.

Earnings Release 1Q18

Consolidated Energy Flow (Jan to Mar 18)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Mar-18	Dec-17	Mar-17	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	109	212.22	211.76	205.10	0.2	3.5
Auction CCEAR 2011 - 2040 ( HPP Mauá)	101	210.87	210.36	203.89	0.2	3.4
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	229.28	229.30	222.60	0.0	3.0
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	160.85	160.72	155.33	0.1	3.6
Copel Distribuição
Concession holders in the State of Paraná	42	260.27	143.74	94.41	81.1	175.7
Total / Tariff Weighted Average Supply	151	225.61	187.73	159.74	20.2	41.2
With PIS/COFINS. Net of ICMS.
For the year 2018, Colíder's energy was submitted to the New Energy MCSD.

Power Purchase Average Tariff – Copel Distribuição

* Amounts subject to rounding.

Earnings Release 1Q18

						R$ / MWh
Tariff*	Amount	Mar-18	Dec-17	Mar-17	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	616.2	206.30	191.72	198.22	7.6	4.1
Auction CCEAR 2010 H30	76.3	218.27	218.29	210.71	-	3.6
Auction CCEAR 2010 T15 [2]	55.0	186.97	150.56	217.35	24.2	(14.0)
Auction CCEAR 2011 H30	62.7	226.05	225.50	217.59	0.2	3.9
Auction CCEAR 2011 T15 [2]	54.2	173.66	200.84	189.55	(13.5)	(8.4)
Auction CCEAR 2012 T15 [2]	107.5	298.68	285.74	236.84	4.5	26.1
Auction CCEAR 2014 - 2019 ³	109.1	144.49	144.49	139.64	-	3.5
Auction CCEAR 2014 - 2019 [4]	4.7	333.19	333.19	320.12	-	4.1
Auction 2016 - T20²	14.0	161.57	162.01	155.62	(0.3)	3.8
Angra	115.2	243.33	222.30	222.30	9.5	9.5
CCGF [5]	793.0	75.84	69.04	56.48	9.8	34.3
Santo Antônio	154.1	139.84	139.84	134.99	-	3.6
Jirau	239.7	123.00	123.00	118.73	-	3.6
Others Auctions [6]	275.4	185.16	262.04	174.33	(29.3)	6.2
Bilaterals	135.4	240.53	240.53	232.69	-	3.4
Total / Tariff Average Supply	2,812.5	160.75	161.18	154.30	(0.3)	4.2
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price, without PROINFA.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuiçã

					R$ / MWh
Tariff¹	Mar-18	Dec-17	Mar-17	Var. %	Var. %
	(1)	(2)	(2)	(1/2)	(1/3)
Industrial	409.96	406.04	385.31	1.0	6.4
Residential	440.53	440.53	421.44	-	4.5
Commercial	435.27	436.37	412.13	(0.3)	5.6
Rural	299.26	297.60	286.53	0.6	4.4
Other	324.40	324.42	310.59	-	4.4
Retail distribution average rate	402.65	403.17	384.19	(0.1)	4.8
¹ Does not consider tariff flags. Net of ICMS.

* Amounts subject to rounding.

Earnings Release 1Q18

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 28,777. In March 2018 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,836	13.7	77	23.4	100,965	78.7	120,878	44.2
B3	18,724	12.9	77	23.4	67,672	52.7	86,473	31.6
NYSE	1,112	0.8	-	-	33,126	25.8	34,238	12.5
LATIBEX	-	-	-	-	167	0.1	167	0.1
Other	336	0.2	252	76.6	48	-	636	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

* Amounts subject to rounding.

Earnings Release 1Q18

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Mar/18)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
B3	Number of Trades	14,310	239	228,572	3,810
	Volume Traded	4,049,800	67,497	47,244,100	787,402
	Trading Value (R$ thousand)	89,975	1,500	1,176,685	19,611
	Presence in Trading Sessions	60	100%	60	100%
NYSE	Volume Traded	197,172	4,195	28,050,889	459,851
	Trading Value (US$ thousand)	1,342	29	215,164	3,527
	Presence in Trading Sessions	47	77%	61	100%
LATIBEX	Volume Traded	-	-	355,154	15,441
	Trading Value (Euro thousand)	-	-	57	2
	Presence in Trading Sessions	-	-	23	37%

From January to March 2018, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of March 2018, the market value of Copel considering the prices of all markets was R$6,696.2 million.

Out of the 64 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.2% of the portfolio, with a Beta index of 1.2095.

Copel also accounted for 5.2% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

On the B3, Copel’s common closed the period at R$23.03, with a positive variation of 7.6% and class B preferred shares closed the period at R$26.08, with a positive variation of 4.5%. In the same period the Ibovespa had positive change of 11.7%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$7.86, with a positive variation of 3.0%. Over this period, the Dow Jones Index negative by 2.5%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 37.0% of the trading sessions and closed the period at €6.85, with a positive variation of 8.9%. In the same period the Latibex All Shares index had positive growth of 11.1%.

* Amounts subject to rounding.

Earnings Release 1Q18

The table below summarizes Copel’s share prices in 1Q18.

	Ticker / Index	Price / Points		Var. (%)
		03.30.2018	12.31.2017
B3	CPLE3	R$ 23.03	R$ 21.40	7.6
	CPLE6	R$ 26.08	R$ 24.95	4.5
	Ibovespa	85,366	76,402	11.7
NYSE	ELP	US$ 7.86	US$ 7.63	3.0
	Dow Jones	24,103	24,719	(2.5)
LATIBEX	XCOP	€ 6.85	€ 6.29	8.9
	Latibex	2,193	1,974	11.1

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$	R$ per Share
				(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932
Total	2017			266,000	0.92624	2.89050	1.01887
IOC¹	2017	12/13/17	to be defined	266,000	0.92624	2.89050	1.01887
¹ In advance

* Amounts subject to rounding.

Earnings Release 1Q18

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 1Q18.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,541.9	1,979.5	5,723.0
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	603.3	1,561.6	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	578.5	1,766.9	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.6	1,763.1	05.04.2030
HPP Gov. Parigot de Souza(1)	78.0	32.7	97.5	01.05.2046
HPP Mauá (2)	185.2	100.8	380.4	07.02.2042
HPP Guaricana	36.0	16.1	50.3	08.16.2026
SHP Cavernoso II	19.0	10.6	24.9	02.27.2046
HPP Chaminé	18.0	11.6	32.5	08.16.2026
HPP Apucaraninha	10.0	6.7	17.1	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	12.9	11.15.2029
HPP Marumbi	4.8	2.4	5.0	(3)
HPP São Jorge	2.3	1.5	3.7	12.03.2024
HPP Chopim I	2.0	1.5	3.5	(4)
HPP Cavernoso	1.3	1.0	0.9	01.07.2031
SHP Melissa	1.0	0.6	1.2	(4)
SHP Salto do Vau	0.9	0.6	1.5	(4)
SHP Pitangui	0.9	0.1	0.2	(4)
Thermal Power Plant	20.0	10.3	20.1
TTP Figueira	20.0	10.3	20.1	03.26.2019
Wind Energy Plants	2.5	0.5	0.5
UEE Eólica de Palmas (5)	2.5	0.5	0.5	09.28.2029
TOTAL	4,564.4	1,990.3	5,743.6
Notes:
(1) Proportional to 30% of the energy of the plant. The other 70% are allocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

* Amounts subject to rounding.

Earnings Release 1Q18

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.17 - jun.18) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	182.0	76.3	114.1	574.8	01.05.2046
TOTAL	182.0	76.3	114.1	574.8
(1) Proportional the energy allocated in the physical guarantee of quota system (70% of the energy of the plant). To that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) Updated by Resolution nº 2,265, of July 4, 2017, of Aneel.

Copel was designated as the interim operator of the Rio dos Patos plant (1.7 average MW of installed capacity and 1 average MW of assured power) after the final term of the concession, awaiting the MME's decision on ANEEL's recommendation for the extinction of the plant without the reversal of the assets to the granting power. However, its operation was suspended in September 2014 due to flood damage in July of that year.

In view of this scenario, awaiting  the confirmation by MME, Copel is carrying out the pertinent analyzes regarding the best use to be made of the assets of this plant, as well as the necessary actions in case of reversion of the assets to Copel.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 171.1 GWh in 1Q18, as shown in the following chart:

Wind Farm	Auction ¹	Installed	Assured Power	Generation	Price ²	Expiration of
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	71.3	213.99
GE Boa Vista S.A.		14.0	6.3	8.5	219.51	04.27.2046
GE Olho D Água S.A.	2nd LFA	30.0	15.3	14.9	213.12	05.31.2046
GE São Bento do Norte S.A.	(08.26.2010)	30.0	14.6	24.8	213.12	05.18.2046
GE Farol S.A.		20.0	10.1	23.0	213.12	04.19.2046
Copel Brisa Potiguar S.A.		183.6	98.4	99.9	188.77
Nova Asa Branca I Energias Renováveis S.A.		27.0	14.2	14.9	215.39	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.	2nd LFA	27.0	14.3	13.8	215.39	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.	(08.26.2010)	27.0	14.5	13.8	215.39	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	14.7	15.3	215.39	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	15.3	151.30	05.07.2047
Santa Helena Energias Renováveis S.A.		29.7	16.0	17.0	151.30	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	9.8	150.12	04.08.2047
Total		277.6	144.7	171.1	196.84
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to March, 2018.

* Amounts subject to rounding.

Earnings Release 1Q18

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity	Assured Power	Partners	PPA signed with	Concession
	(MW)	(Average MW)			Expires
TPP Araucária (UEG Araucária)			COPEL - 20%
	484.1	390.3	COPEL GeT - 60%	¹	12.22.2029
			Petrobras - 20%
HPP Santa Clara	120.2	69.2	COPEL - 70%	COPEL Dis	05.28.2037
(Elejor)			Paineira Participações - 30%	Free customers
SHP Santa Clara I	3.6	2.8	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%
HPP Fundão	120.2	63.8	COPEL - 70%	COPEL Dis	05.28.2037
(Elejor)			Paineira Participações - 30%	Free customers
SHP Fundão I	2.5	2.1	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%
	125.0	75.9	COPEL - 23.03%	COPEL GeT	08.27.2033
HPP Dona Francisca			Gerdau - 51.82%	Gerdau
(DFESA)			Celesc - 23.03%	Celesc
			Desenvix - 2.12%	Desenvix
SHP Arturo Andreoli	29.1	20.4	COPEL GeT - 35.77%	Free customers	04.23.2030
(Foz do Chopim)			Silea Participações - 64.23%

¹ Since February 1, 2014, the plant s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² In February 2018, the affiliate Foz do Chopim was transferred from Copel to Copel GeT.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Wind Farm	Installed Capacity¹	Assured Power	Price²	Start up	Stake (%)	Wind farm	Expiration of
	(MW)	(Average MW)				location	Authorization
Voltalia - São Miguel do Gostoso I Participações S.A.
Carnaúbas	27.0	13.1					04.08.2047
Reduto	27.0	14.4	146.76	Jul-15	49% COPEL	São Miguel do	04.15.2047
Santo Cristo	27.0	15.3			51% Voltalia	Gostoso (RN)	04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	146.76
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower s equipment, respecting the volume of energy sold.
² Price updated to March2018.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

* Amounts subject to rounding.

Earnings Release 1Q18

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity	Assured Power	Energy Sold in the	Supply Start	Price¹	CAPEX²	Concession
		(MW)	(Average MW)	(Average MW)		(R$/MWh)	(R$ million)	Expires
HPP Colíder	01/2011	300	178.1	125.0	01.01.2015	164.55	2,364.0	01.16.2046
100% Copel GeT	de 01.17.2011
HPP Baixo Iguaçu	02/2012 de 08.20.2012
30% Copel GeT		350	171.3	121.0	11.12.2018³	171.25	703.8	10.30.2049
70% Geração Céu Azul S.A
Total³		650	349.4

¹ Adjusted by the IPCA up to March/2018. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).
³ According to 2nd Amendment to the Concession Agreement, which included 756 days waiver of responsibility and Aneel Dispatch No. 3770 of November 7, 2017, which included more 46 days waiver of responsibility .

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC and will consist of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.2 million (Note 23). The amounts released up to December 31, 2017 total R$975.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly and construction of the transmission line associated with the plant, the schedule of the project was affected, leading to the postponement of the beginning of commercial generation: the startup of the first generation unit is scheduled for June 2018 and the third and last generation unit is expected to begin operations in November 2018. As a result of these events, this project shows an asset impairment balance of R$688.1 million as of March 31, 2018.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$164.55 on March 31, 2018. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was

* Amounts subject to rounding.

Earnings Release 1Q18

denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration, which was definitively denied on July 4, 2017. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder. Copel GeT has been honoring energy supply agreements as follows:

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

• from June 2016 to December 2018: partial reduction in June 2016 through a Bilateral Agreement and reduction of all Energy Commercialization Agreements in the Regulated Environment – CCEARs between July 2016 and December 2018 through a Bilateral Agreement and participation in the Mechanism for Compensation of Surpluses and Deficits – MCSD of New Energy.

The project’s assured energy of 177.9 average-MW, established by Ordinance 258 of the Ministry of Mines and Energy (MME) of December 21, 2016, was increased to 178.1 average-MW, according by Ordinance 213 / SPE of the MME, of July 14 2017.

On March 31, 2018, Colíder HPP expenses totaled R$2,2 billion.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Baixo Iguaçu Consortium (CEBI). The purpose of the consortium is to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with an installed capacity of 350.2 MW and assured power of 171.3 average-MW located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in November 2018 and units 2 and 3, for December 2018 and January 2019, respectively.

Work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in

* Amounts subject to rounding.

Earnings Release 1Q18

August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

At the construction site, the works are following the schedule established when the work was resumed. The assembly activities of the powerhouses and the spillway are fully in progress, as are the social and environmental programs.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 312.9 MW, as follows:

		Installed Capacity (MW) [2]	Assured Power (Average MW)			CAPEX (R$ million)	Premium Value (R$ million)		Expiration of Authorization
Cutia Wind Farm	Auction ¹			Price [4]	Start up			Wind farm location

Cutia Wind Farm		180.6	71.4	177.88
UEE Cutia S.A.		23.1	9.6	177.88				Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.0	8.3	177.88				Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.	6th LER (10/31/2014)	27.3	9.1	177.88				São Bento do Norte	05.10.2050
UEE Jangada S.A.		27.3	10.3	177.88	Jul-18	1,161.9	9.4	São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		27.3	12.0	177.88				São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		27.3	10.6	177.88				São Bento do Norte	05.10.2050
UEE Potiguar S.A.		27.3	11.5	177.88				São Bento do Norte	05.10.2050
Bento Miguel Wind Farm		132.3	58.1	168.34
CGE São Bento do Norte I S.A.		23.1	10.1	168.34				São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		23.1	10.8	168.34				São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.	20th LEN	23.1	9.6	168.34	Jan-19	846.5	14.2	São Bento do Norte	08.03.2050
CGE São Miguel I S.A.	(11/28/2014)	21.0	9.3	168.34				São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		21.0	9.1	168.34				São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		21.0	9.2	168.34				São Bento do Norte	08.03.2050
Total		312.9	129.5	173.60		2,008.4	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
³ Price updated to March 2018.

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

* Amounts subject to rounding.

Earnings Release 1Q18

• Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the startup for commercial generation of these farms is scheduled for July 2018; and

• Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, and the initial startup for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to March 2018:

In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets of R$322.7 million as of March 31, 2018 same amount registered on December 31, 2017.

* Amounts subject to rounding.

Earnings Release 1Q18

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹	Concession
			Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001[2]	Several	2,024	32	12,202	473.9	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	18.3	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.9	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório	102	-	-	5.5	08.26.2042
		LT Londrina - Figueira
Copel GeT	002/2013	TL Assis Paraguaçu Paulista II	83	1	200	7.6	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.3	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.2	09.04.2044
Copel GeT	022/2014	TL Assis Londrina	122	-	-	18.9	09.04.2044
Subtotal Copel GeT [4]			2,699	36	13,152	556.1
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	152	1	300	5.5	01.11.2042
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	785	1	300	11.5	05.09.2042
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	9.5	05.09.2042
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	15.2	05.09.2042
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	13.5	05.09.2042
Eletrosul - 20%
Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	92.8	05.09.2042
State Grid - 51%
Guaraciaba
Copel GeT - 49%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
State Grid - 51%
Paranaíba
Copel GeT - 24,5%	007/2013	TL Barreiras II - Pirapora II	953	-	-	30.1	05.01.2043
Furnas - 24,5%
State Grid - 51%
Cantareira
Copel GeT - 49%	19/2014	LT Estreito - Fernão Dias	342	-	-	47.6	09.04.2044
Elecnor - 51%
Subtotal SPCs [5]			4,367	9	1,600	274.4
Total			7,066	45	14,752	830.5

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

* Amounts subject to rounding.

Earnings Release 1Q18

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,408 km of transmission lines and 4 substations and will generate APR of R$251.3 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

Subsidiary / SPC	Auction	Signing of	Enterprise	State	km	Subst	APR¹	CAPEX²	Start up	Next Review	Concession
		Contract					(R$ million)	(R$ million)			Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II Taubaté	SP	334	-	29.0	434.3	May-18	2021	10.05.2040
Copel GeT	005/15	Apr-16	TL Curitiba Leste - Blumenau TL Baixo Iguaçu - Realeza	PR / SC	189	3	108.6	560.9	Mar-21 Sep-19	2021	04.06.2046
Subtotal Copel GeT					523	3	137.6	995.1	-
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	885	1	113.9	823.1	Nov-18	2019	05.13.2044
Furnas - 49,9%
Subtotal SPC					885	1	113.8	823.1
Total					1,408	4	251.3	1,818.3
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel s stake.
² Adjusted for Copel s stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Year	Economic and Financial Management	Quality (Limit Established)[1]		Quality Performed
		DECi ²	FECi ²	DECi ²	FECi ²
2016		13.61	9.24	10.80	7.14
2017	EBITDA[4] e 0	12.54	8.74	10.41	6.79
2018	EBITDA[4] (-) QRR³ e 0	11.23	8.24	-	-
2019	{Net Debt / [EBITDA[4] (-) QRR³]} d 1 / (0.8 * SELIC5 )	10.12	7.74	-	-
2020	{Net Debt / [EBITDA[4] (-) QRR³]} d 1 / (1.11 * SELIC5 )	9.83	7.24	-	-
[1] According to Aneel s Technical Note No. 0335/2015
² DECi Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.

4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

* Amounts subject to rounding.

Earnings Release 1Q18

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Voltage	Km	Substations	MVA
13.8 kV	105,677	-	-
34.5 kV	84,782	224	1,534
69 kV	866	35	2,406
88 kV [1]	-	-	5
138 kV	5,935	109	7,286
Total	197,260	368	11,231
[1] Not automated.
Copel Dis migrated from the grid system and the data previously obtained with insulation voltage to 230 kV today reflects the operating voltage, which is why the 230 kV lines have been zeroed

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In March 2018, the total length of compact-design distribution lines in operation was 9,778 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed March 2018 at 17,603 km.

* Amounts subject to rounding.

Earnings Release 1Q18

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

Jan-Sep	DEC ¹	FEC ²	Total time service (hours)
	(hours)	(outages)
2014	4.19	2.73	2:22
2015	3.96	2.48	2:26
2016	3.22	2.21	2:15
2017	3.21	2.18	2:37
2018	3.01	1.89	3:29
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In March 2018, the backbone cable network extended for 10,359 km and the access network extended for 22.197 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

* Amounts subject to rounding.

Earnings Release 1Q18

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings Ltda	Participation in society	COPEL - 49.0% Andrade Gutierrez - 51.0%
COPEL - 51.0%
Companhia Paranaense de Gás - Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia - 30.0%
e Produção S.A [1]		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
COPEL - 45.0%
Sercomtel S.A. Telecom	Telecommunications	Município de Londrina - 44.4%
Banco Itauleasing S.A. - 7.1%
Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
Copel Amec Ltda in liquidation		COPEL - 48.0%
	Services	Amec - 47.5%
Lactec - 4.5%
GBX Tietê II Empreendimentos Participações	Multimarket Investment Fund	UEG- 19,3%
S.A.		Others - 80,7%
1 In November 2017, the transformation from a joint-stock company (S.A.) to a limited liability partnership (Ltda). and the change in the investment of ajointly-controlled company into an associated company.

With the completion of the evaluation work and during the research process related to the investment made by UEG Araucária in the Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset was a real estate development, it was established, in accordance with the legal and corporate documentation of the investment funds invested by UEG Araucária, that, as of July 2015, this entity has a significant influence, albeit indirectly, on the company GBX Tietê II Empreendimentos Participações S.A. Thus, GBX Tietê II was considered, as of that date, an affiliate of Copel.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 327.2 MW of installed capacity to the Company's portfolio.

* Amounts subject to rounding.

Earnings Release 1Q18

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)¹	(Average MW)	(%)
SHP	88.0	52.0
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Salto Alemã	29.0	19.8	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	149.1	79.6
Complexo Alto Oriente	48.3	24.7	100.0
Complexo Jandaia	100.8	54.9	100.0
Total	615.1	336.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Copel, in partnership with others companies is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

* Amounts subject to rounding.

Earnings Release 1Q18

Oil and Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q18 at 8,158 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2015	2016	2017	2018
Geração e Transmissão	1,568	1,680	1,734	1,722
Distribuição	6,032	6,022	5,746	5,679
Telecomunicações	621	660	649	643
Holding	347	69	78	77
Comercialização	10	30	38	37
Renováveis	50	70	-	-
TOTAL	8,628	8,531	8,245	8,158

At the end of March, Copel Distribuição had 4,579,660 customers, representing a consumer-to-employee ratio of 561. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 17 employees, respectively.

* Amounts subject to rounding.

Earnings Release 1Q18

9.2 Main Operational Indicators

Generation		Installed capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,746.4	In operation
Hydroeletric [1]	16	4,541.9	Transmission Lines (km)	2,699
Quota System	1	182.0	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	523
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,367
Under construction	13	312.9	Substation (amount)	9
Partnership			Under construction
In operation		651.9	Transmission Lines (km)	885
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Wind farms	4	52.9
			Copel Distribuition

Copel Telecom			Distribution lines (km)	197,260
			Substations	368
Optical cables backbone network (km)		10,152	Installed power substations (MVA)	11,231
Optical cables access network (km)		21,051	Municipalities served	395
Cities served in Parana State		399	Locations served	1,113
Cities served in Santa Catarina State		2	Captive customers	4,579,660
			Customers by distribution employee	806
			DEC (in hundredths of an hour and minute)	3.01
			FEC (number of outages)	1.89

Administration
Total employees		8,158
Copel Geração e Transmissão		1,722	Copel Participações	37
Copel Distribuição		5,679	Copel Renováveis	-
Copel Telecomunicações		643	Copel Holding	77

[1] Since January 1, 2017, the HPP Governor Pedro Viriato Parigot de Souza (GPS) has 30% of its assured power marketed by Copel GeT and 70% allocated in the quota system.

* Amounts subject to rounding.

Earnings Release 1Q18

9.3 Conference Call 1Q18 Results

Information about 1Q18 Results Conference Call:

>        Thursday, May 17, 2018, at 10:00 a.m. (Brazilian time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.

Earnings Release 1Q18

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1Q18	1Q17
Cash flows from operating activities
Net income for the period	339,580	417,270
Adjustments to reconcile net income with the cash provided by operating activities	410,537	730,513
Depreciation and Amortization	177,210	183,078
Unrealized monetary and exchange variations, net	199,436	258,728
Remuneration of transmission concession contracts	(39,273)	(23,249)
Sectoral assets and liabilities result	(221,945)	147,977
Interest - bonus from the grant	(20,624)	(20,612)
Gain on remeasurement of the cash flow from the RBSE assets	(42,010)	(224,604)
Equity in earnings of subsidiaries	(28,518)	(33,713)
Recognition of fair value of accounts receivable related to concession	(9,568)	(4,861)
Income Tax and Social Contribution	245,607	193,112
Deferred Income Tax and Social Contribution	(64,254)	56,600
Net operational provisions and reversals	117,970	98,699
Appropriation of actuarial calculation of post-employment benefits	24,297	24,108
Appropriation of pension and healthcare contribution	34,356	36,981
Provision for research and development and energy efficiency	29,507	26,403
Write off of intangible assets related to concession - goodwill	2	6
Write off of property, plant, and equipment	3,114	1,864
Write off of intangible assets	5,230	9,996
Decrese (increase) in assets	584,971	(129,319)
Increase (reduction) of liabilities	(391,316)	(327,258)
Income tax and social contribution paid	(197,892)	(131,763)
Charges on loans and financing paid	(86,257)	(120,367)
Charges paid debentures	(18,201)	(11,645)
Net cash generated by operating activities	641,422	427,431
Cash flows from investing activities
Bonds and securities	18,920	(27,611)
Receipt of loans to related parties	117,239	-
Additions in investments	-	(105,789)
Reduction of capital in investees	35,280	73,361
Additions to property, plant, and equipment	(503,267)	(197,609)
Additions to intangible	(133,471)	(167,037)
Customer contributions	25,834	26,100
Net cash generated (used) by investing activities	(439,465)	(398,585)
Cash flows from financing activities	0	0
Loans and financing obtained	-	77,060
Debentures Issued	600,000	-
Amortization of principal amounts of loans and financing	(121,356)	(120,801)
Amortization of principal amounts of debentures	(21,247)	(18,252)
Dividends and interest on own capital paid	(1,966)	(3,335)
Net cash used by financing activities	455,431	(65,328)
Increase (decrease) in cash and cash equivalents	657,388	(36,482)
Cash and cash equivalents at the beginning of the year	1,040,075	982,073
Cash and cash equivalents at the end of the year	1,697,463	945,591
Variation in cash and cash equivalents	657,388	(36,482)

* Amounts subject to rounding.

Earnings Release 1Q18

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

				R$'000
Income Statement	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	873,266	824,369	1,073,542	(18.7)
Electricity sales to final customers	150,067	158,006	141,827	5.8
Electricity sales to distributors	528,587	460,445	557,416	(5.2)
Use of the main transmission grid	140,266	137,509	298,800	(53.1)
Construction revenue	43,212	56,840	62,169	(30.5)
Other operating revenues	11,134	11,569	13,330	(16.5)
OPERATING COSTS AND EXPENSES	(452,195)	(760,819)	(433,249)	4.4
Electricity purchased for resale	(6,642)	(147,468)	(6,688)	-
Charges of main distribution and transmission grid	(78,417)	(76,275)	(74,857)	4.8
Personnel and management	(101,768)	(107,694)	(68,592)	48.4
Pension and healthcare plans	(15,122)	(15,685)	(14,213)	6.4
Materials and supplies	(3,256)	(3,625)	(3,615)	(9.9)
Materials and supplies for power eletricity	(8,215)	(6,506)	(4,334)	89.5
Third-party services	(26,904)	(30,185)	(26,203)	2.7
Depreciation and amortization	(66,218)	(66,778)	(69,307)	(4.5)
Provisions and reversals	(38,516)	(185,093)	(5,914)	551.3
Construction cost	(54,585)	(78,420)	(117,492)	(53.5)
Other cost and expenses	(52,552)	(43,090)	(42,034)	25.0
EQUITY IN EARNINGS OF SUBSIDIARIES	4,069	(12,174)	4,327	(6.0)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	425,139	51,376	644,620	(34.0)
FINANCIAL RESULTS	(94,625)	(101,315)	(129,702)	-
Financial income	8,426	8,942	10,416	(19.1)
Financial expenses	(103,051)	(110,257)	(140,118)	(26.5)
OPERATIONAL EXPENSES/ INCOME	330,514	(49,939)	514,918	(35.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(109,468)	134,205	(171,962)	(36.3)
Income tax and social contribution on profit	(150,929)	83,757	(117,710)	28.2
Deferred income tax and social contribution on profit	41,461	50,448	(54,252)	-
NET INCOME (LOSS)	221,046	84,266	342,956	(35.5)
EBITDA	491,358	118,154	713,927	(31.2)

* Amounts subject to rounding.

Earnings Release 1Q18

Income Statement – Copel Distribuição

				R$'000
Income Statement	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	2,207,700	2,605,556	2,004,319	10.1
Electricity sales to final customers	1,080,350	1,057,154	982,325	10.0
Electricity sales to distributors	24,612	118,852	112,287	(78.1)
Use of the main distribution grid	705,062	792,016	862,424	(18.2)
Construction revenue	152,796	216,343	152,628	0.1
Fair value of assets from the indemnity for the concession	5,084	6,179	4,861	4.6
Sectorial assets and liabilities result	203,469	381,121	(147,977)	-
Other operating revenues	36,327	33,891	37,771	(3.8)
OPERATING COSTS AND EXPENSES	(2,149,494)	(2,565,952)	(1,882,067)	14.2
Electricity purchased for resale	(1,128,190)	(1,537,746)	(1,119,526)	0.8
Charges of main transmission grid	(300,529)	(213,018)	(106,649)	181.8
Personnel and management	(234,485)	(267,143)	(188,105)	24.7
Pension and healthcare plans	(40,104)	(40,177)	(38,693)	3.6
Materials and supplies	(14,754)	(18,731)	(14,230)	3.7
Third-party services	(89,316)	(89,069)	(81,432)	9.7
Depreciation and amortization	(73,125)	(71,298)	(70,981)	3.0
Provisions and reversals	(80,111)	(80,037)	(58,676)	36.5
Construction cost	(152,796)	(216,343)	(152,628)	0.1
Other cost and expenses	(36,084)	(32,390)	(51,147)	(29.5)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	58,206	39,604	122,252	(52.4)
FINANCIAL RESULTS	8,627	33,030	15,701	(45.1)
Financial income	73,899	68,784	77,653	(4.8)
Financial expenses	(65,272)	(35,754)	(61,952)	5.4
OPERATIONAL EXPENSES/ INCOME	66,833	72,634	137,953	(51.6)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(24,988)	13,146	(66,665)	(62.5)
Income tax and social contribution on profit	(41,620)	16,852	(50,424)	(17.5)
Deferred income tax and social contribution on profit	16,632	(3,706)	(16,241)	-
NET INCOME (LOSS)	41,845	85,780	71,288	(41.3)
EBITDA	131,331	110,902	193,233	(32.0)

* Amounts subject to rounding.

Earnings Release 1Q18

Income Statement – Copel Telecomunicações

				R$ '000
Income Statement	1Q18	4Q17	1Q17	Var.%
	(1)	(2)	(3)	(1/3)
NET OPERATING REVENUES	104,510	100,299	87,691	19.2
Revenues from telecommunications	94,675	89,534	78,170	21.1
Other operating revenues	9,835	10,765	9,521	3.3
OPERATING COSTS AND EXPENSES	(89,413)	(87,187)	(65,528)	36.5
Personnel and management	(29,199)	(34,047)	(25,357)	15.2
Pension and healthcare plans	(3,831)	(3,961)	(3,744)	2.3
Materials and supplies	(428)	(1,152)	(568)	(24.6)
Third-party services	(19,352)	(18,807)	(14,707)	31.6
Depreciation and amortization	(11,614)	(10,813)	(9,299)	24.9
Provisions and reversals	(13,839)	(3,366)	(2,709)	410.9
Other cost and expenses	(11,150)	(15,041)	(9,144)	21.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	15,097	13,112	22,163	(31.9)
FINANCIAL RESULTS	(5,305)	(6,440)	(5,056)	4.9
Income tax and social contribution on profit	5,506	3,627	2,616	110.5
Deferred income tax and social contribution on profit	(10,811)	(10,067)	(7,672)	40.9
OPERATIONAL EXPENSES / INCOME	9,792	6,672	17,107	(42.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(3,005)	1,456	(5,588)	(46.2)
Income tax and social contribution on profit	(10,386)	2,411	(7,541)	37.7
Deferred income tax and social contribution on profit	7,381	(955)	1,953	277.9
NET INCOME (LOSS)	6,787	8,128	11,519	(41.1)
EBITDA	26,711	23,925	31,462	(15.1)

* Amounts subject to rounding.

Earnings Release 1Q18

Exhibit III – Financial Statements by Company

Balance Sheet by Company

											R$'000
Assets - Mar-18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,067,939	3,474,609	95,554	176,612	67,934	79,372	204,239	341,319	1,595,228	(1,014,145)	6,088,661
Cash and cash equivalents	168,277	510,706	16,553	95,952	28,910	71,361	85,541	255,651	464,512	-	1,697,463
Bonds and securities	-	-	-	-	-	-	1,270	-	91	-	1,361
Collaterals and escrow accounts	-	39,602	-	108	-	-	-	-	129	-	39,839
Customers	487,556	1,863,200	55,766	54,373	24,872	-	99,946	39,637	-	(106,085)	2,519,265
Dividends receivable	105,874	-	-	-	-	-	2,008	12,966	459,103	(499,496)	80,455
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	170,385	-	170,385
Sectorial financial assets	-	326,961	-	-	-	-	-	-	-	-	326,961
Account receivable related to concession	148,608	-	-	-	-	-	-	-	-	-	148,608
Other current receivables	88,286	286,720	2,236	1,311	5,042	158	436	6,044	8,559	1,196	399,988
Inventories	27,933	66,922	6,984	2,477	-	-	-	1	-	-	104,317
Income tax and social contribution	9,472	200,237	6,837	21,703	-	6,651	2,526	4,792	31,724	-	283,942
Other current recoverable taxes	19,337	156,226	7,128	149	-	1,202	12,512	374	80,532	-	277,460
Prepaid expenses	8,271	20,071	32	539	9,110	-	-	506	-	-	38,529
Related parties	4,325	3,964	18	-	-	-	-	21,348	380,193	(409,760)	88
NON-CURRENT	14,656,498	7,868,194	995,764	492,956	589,726	405,588	30,450	3,458,311	17,185,341	(18,053,062)	27,629,766
Long Term Assets	3,863,260	2,096,394	73,935	448,934	25,286	67,891	27,759	165,168	1,783,444	(142,867)	8,409,204
Bonds and securities	101,308	1,028	-	7,280	-	-	-	107,571	-	-	217,187
Other temporary investments	-	-	-	-	-	-	-	-	20,070	-	20,070
Collaterals and escrow accounts	-	76,050	-	-	-	-	-	-	-	-	76,050
Customers	111,953	74,222	23,357	-	-	-	-	-	-	-	209,532
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,324,352	-	1,324,352
Judicial deposits	74,393	307,276	12,533	49,984	78	11,004	144	310	120,505	-	576,227
Sectoral financial assets	-	108,987	-	-	-	-	-	-	-	-	108,987
Account receivable related to concession	3,416,293	695,422	-	308,738	-	-	-	-	-	-	4,420,453
Accounts receivable related to the concession extension	71,656	-	-	-	-	-	-	-	-	-	71,656
Other receivables	19,804	34,657	104	82,822	-	17,627	-	5,181	-	-	160,195
Income tax and social contribution	636	17,181	-	-	-	-	-	-	117,298	-	135,115
Deferred income tax and social contribution	-	737,770	26,639	-	24,450	39,260	27,615	-	96,105	-	951,839
Other recoverable taxes	59,266	43,801	11,302	-	-	-	-	72	15	-	114,456
Prepaid Expenses	7,951	-	-	110	758	-	-	-	-	-	8,819
Receivables from subsidiaries	-	-	-	-	-	-	-	52,034	105,099	(142,867)	14,266
Investments	4,458,366	1,362	-	-	-	7,053	2,450	1,011,791	15,399,330	(18,282,714)	2,597,638
Property, Plant and Equipment, net	6,246,813	-	905,462	-	394,117	330,503	54	2,280,711	880	-	10,158,540
Intangible Assets	88,059	5,770,438	16,367	44,022	170,323	141	187	641	1,687	372,519	6,464,384
TOTAL	15,724,437	11,342,803	1,091,318	669,568	657,660	484,960	234,689	3,799,630	18,780,569	(19,067,207)	33,718,427
¹ Wind Farms, Copel Renováveis and Copel Comercialização

ubject to rounding.

Earnings Release 1Q18

											R$'000
Assets - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,053,154	3,609,663	102,002	151,966	77,216	99,101	187,966	302,912	998,294	(880,440)	5,701,834
Cash and cash equivalents	299,234	174,468	31,977	84,079	37,905	51,264	97,068	207,247	56,833	-	1,040,075
Bonds and securities	-	-	-	-	-	-	1,251	-	90	-	1,341
Collaterals and escrow accounts	-	59,146	-	97	-	-	-	-	129	-	59,372
Customers	345,736	2,184,280	44,453	44,161	25,380	39,151	73,027	40,811	-	(63,759)	2,733,240
Dividends receivable	100,193	-	-	-	-	-	2,008	12,966	459,464	(493,816)	80,815
Account receivable related to concession	149,744	-	-	-	-	-	-	-	-	-	149,744
Other current receivables	76,247	307,261	3,100	1,561	4,722	1,284	297	7,979	8,287	(1,387)	409,351
Inventories	29,063	71,653	7,356	2,487	-	-	-	-	-	-	110,559
Income tax and social contribution	6,522	440,040	8,154	19,440	-	7,402	1,773	4,299	14,055	-	501,685
Other current recoverable taxes	18,257	160,547	6,825	-	-	-	11,998	329	276	-	198,232
Prepaid expenses	9,366	21,090	61	141	9,209	-	-	-	-	-	39,867
Related parties	18,792	19,569	76	-	-	-	544	29,281	292,051	(321,478)	38,835
NON-CURRENT	14,401,871	7,919,925	952,739	480,944	598,234	407,959	20,403	2,931,439	16,957,672	(17,210,643)	27,460,543
Long Term Assets	3,830,993	2,167,690	69,543	437,056	27,885	66,859	17,703	163,135	1,967,632	(140,870)	8,607,626
Bonds and securities	104,157	1,012	-	7,172	-	-	-	105,981	-	-	218,322
Other temporary investments	-	-	-	-	-	-	-	-	18,727	-	18,727
Collaterals and escrow accounts	-	75,665	-	-	-	-	-	-	-	-	75,665
Customers	111,953	121,363	27,766	-	-	-	-	-	-	-	261,082
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,349,253	-	1,349,253
Judicial deposits	84,462	305,075	12,376	49,984	77	10,952	129	307	119,167	-	582,529
Account receivable related to concession	3,372,504	684,206	-	303,668	-	-	-	-	-	-	4,360,378
Accounts receivable related to the concession extension	68,859	-	-	-	-	-	-	-	-	-	68,859
Other receivables	21,604	29,758	104	76,122	-	16,647	-	5,181	-	-	149,416
Income tax and social contribution	632	17,040	-	-	-	-	-	-	158,808	-	176,480
Deferred income tax and social contribution	-	712,976	18,671	-	24,775	39,260	17,574	-	102,236	-	915,492
Other recoverable taxes	57,281	48,986	10,626	-	-	-	-	66	15	-	116,974
Prepaid Expenses	9,541	-	-	110	3,033	-	-	-	-	-	12,684
Receivables from subsidiaries	-	-	-	-	-	-	-	51,600	219,426	(140,870)	130,156
Investments	4,235,657	1,362	-	-	-	7,053	2,457	782,081	14,987,607	(17,445,574)	2,570,643
Property, Plant and Equipment, net	6,244,837	-	866,489	-	397,786	333,889	57	1,985,562	830	-	9,829,450
Intangible Assets	90,384	5,750,873	16,707	43,888	172,563	158	186	661	1,603	375,801	6,452,824
TOTAL	15,455,025	11,529,588	1,054,741	632,910	675,450	507,060	208,369	3,234,351	17,955,966	(18,091,083)	33,162,377
¹ Wind Farms and Copel Renováveis

ubject to rounding.

Earnings Release 1Q18

											R$'000
Liabilities - Mar/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,990,894	2,580,518	130,436	168,027	125,123	36,383	104,610	695,449	1,096,928	(1,017,082)	5,911,286
Social charges and accruals	102,895	231,992	28,563	9,613	319	309	3,467	145	10,690	-	387,993
Associated companies and parent company	4,829	6,954	5,189	-	-	-	650	390,736	831	(409,189)	-
Suppliers	128,056	890,398	52,915	112,455	3,341	4,970	93,309	207,635	2,703	(106,498)	1,389,284
Income Tax and Social Contribution payable	116,746	-	4,367	850	6,974	-	3,184	1,904	-	-	134,025
Other taxes	88,923	178,185	6,136	7,015	1,925	382	44	3,400	765	-	286,775
Loans and financing	103,068	374,216	5,796	-	-	-	-	29,247	338,523	(1,899)	848,951
Debentures	1,009,559	283,247	8,666	20,363	20,226	-	-	20,379	360,184	-	1,722,624
Dividends payable	297,500	98,968	15,405	15,573	24,055	30,718	3,717	34,552	266,023	(499,496)	287,015
Post employment benefits	13,425	37,909	1,905	-	-	-	4	29	63	-	53,335
Customer charges due	7,536	99,034	-	-	-	-	-	-	-	-	106,570
Research and development and energy efficiency	83,878	192,760	-	-	7,760	-	-	-	-	-	284,398
Payables related to concession	4,141	-	-	-	59,269	-	-	-	-	-	63,410
Sectorial financial liabilities	-	92,509	-	-	-	-	-	-	-	-	92,509
Other accounts payable	30,338	94,346	1,494	2,158	1,254	4	235	7,422	188	-	137,439
Provisions for litigation	-	-	-	-	-	-	-	-	116,958	-	116,958
NON-CURRENT	5,088,794	3,167,690	471,766	91,196	453,552	22,594	1,850	656,022	2,159,697	(139,927)	11,973,234
Associated companies and parent company	-	-	-	-	-	-	-	50,993	-	(50,993)	-
Suppliers	30,105	-	-	10,612	-	-	-	-	-	-	40,717
Deferred income tax and social contribution	91,088	-	-	21,268	-	-	-	7,893	-	-	120,249
Tax liabilities	175,852	588,171	8,140	-	-	3,291	147	310	2,443	-	778,354
Loans and financing	1,660,707	322,081	9,100	-	-	-	-	325,668	549,639	(88,934)	2,778,261
Debentures	2,148,897	741,955	397,530	16,090	-	-	-	257,897	1,481,615	-	5,043,984
Post-employment benefits	217,970	559,655	33,451	5,658	-	662	1,515	492	4,102	-	823,505
Research and development and energy efficiency	39,904	208,649	-	-	-	18,641	-	-	-	-	267,194
Payables related to the concession	43,436	-	-	-	453,552	-	-	-	-	-	496,988
Sectorial financial liabilities	-	92,142	-	-	-	-	-	-	-	-	92,142
Other payables	22,813	5,285	-	37,413	-	-	-	12,613	753	-	78,877
Tax, social security, labor and civil provisions	658,022	649,752	23,545	155	-	-	188	156	121,145	-	1,452,963
EQUITY	8,644,749	5,594,595	489,116	410,345	78,985	425,983	128,229	2,448,159	15,523,944	(17,910,198)	15,833,907
Attributable to controlling shareholders	8,644,749	5,594,595	489,116	410,345	78,985	425,983	128,229	2,448,159	15,523,944	(18,220,161)	15,523,944
Capital	5,473,397	4,746,053	316,098	220,966	35,503	707,440	66,289	2,249,385	7,910,000	(13,815,131)	7,910,000
Advance for Future Capital Increase	54,829	489,890	-	-	-	-	24,170	994,157	-	(1,563,046)	-
Equity valuation adjustments	864,434	1,509	5,998	(657)	256	-	(668)	1,646	874,508	(872,518)	874,508
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,508	4,077	844,398	(641,996)	844,398
Retained earnigs	1,548,961	213,908	140,784	151,532	-	-	41,312	35,222	5,562,234	(2,131,719)	5,562,234
Additional proposed dividends	-	-	-	-	18,868	-	-	-	-	(18,868)	-
Accrued earnings (losses)	238,282	26,002	5,921	12,587	17,258	(281,457)	(5,382)	(836,328)	332,804	823,117	332,804
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	309,963	309,963
TOTAL	15,724,437	11,342,803	1,091,318	669,568	657,660	484,960	234,689	3,799,630	18,780,569	(19,067,207)	33,718,427
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 1Q18

											R$'000
Liabilities - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,941,599	2,872,432	114,511	147,743	164,574	38,386	73,107	581,110	1,057,679	(881,227)	6,109,914
Social charges and accruals	81,040	188,369	25,586	8,800	284	291	2,410	210	6,977	-	313,967
Associated companies and parent company	22,561	30,746	5,319	-	-	-	1,101	257,084	3,936	(320,747)	-
Suppliers	177,970	1,129,475	42,392	89,756	3,328	5,539	65,664	233,236	2,096	(65,879)	1,683,577
Income Tax and Social Contribution payable	45,277	-	-	-	36,964	-	22	1,580	2,467	-	86,310
Other taxes	130,256	192,079	9,002	6,583	2,079	1,536	23	3,453	476	-	345,487
Loans and financing	103,003	325,219	5,936	-	-	-	-	29,201	322,092	(785)	784,666
Debentures	947,310	262,246	7,415	25,138	30,370	-	-	20,242	339,341	-	1,632,062
Dividends payable	297,500	98,968	15,405	15,573	24,055	30,718	3,717	28,873	267,988	(493,816)	288,981
Post employment benefits	13,551	37,680	1,900	-	-	-	6	31	57	-	53,225
Customer charges due	8,393	141,632	-	-	-	-	-	-	-	-	150,025
Research and development and energy efficiency	83,642	191,359	-	-	7,467	298	-	-	-	-	282,766
Payables related to concession	4,213	-	-	-	58,411	-	-	-	-	-	62,624
Sectorial financial liabilities	-	192,819	-	-	-	-	-	-	-	-	192,819
Other accounts payable	26,883	81,840	1,556	1,893	1,616	4	164	7,200	249	-	121,405
Provisions for litigation	-	-	-	-	-	-	-	-	112,000	-	112,000
NON-CURRENT	5,104,056	3,204,453	457,035	87,409	449,149	22,470	1,751	665,277	1,690,445	(140,085)	11,541,960
Associated companies and parent company	-	-	-	-	-	-	-	51,600	-	(51,600)	-
Suppliers	30,105	-	-	13,364	-	-	-	-	-	-	43,469
Deferred income tax and social contribution	132,274	-	-	17,475	-	-	-	6,881	-	-	156,630
Tax liabilities	177,077	618,527	7,933	-	-	3,237	131	306	2,365	-	809,576
Loans and financing	1,673,034	383,783	10,401	-	-	-	-	332,086	664,020	(88,485)	2,974,839
Debentures	2,149,524	741,743	392,766	17,537	-	-	-	261,206	876,140	-	4,438,916
Post-employment benefits	215,059	552,708	32,869	5,658	-	628	1,464	497	3,995	-	812,878
Research and development and energy efficiency	36,235	194,869	-	-	-	18,605	-	-	-	-	249,709
Payables related to the concession	43,181	-	-	-	449,149	-	-	-	-	-	492,330
Sectorial financial liabilities	-	90,700	-	-	-	-	-	-	-	-	90,700
Other payables	22,149	4,098	-	33,223	-	-	-	12,549	830	-	72,849
Tax, social security, labor and civil provisions	625,418	618,025	13,066	152	-	-	156	152	143,095	-	1,400,064
EQUITY	8,409,370	5,452,703	483,195	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,069,771)	15,510,503
Attributable to controlling shareholders	8,409,370	5,452,703	483,195	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,372,432)	15,207,842
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	66,289	1,495,153	7,910,000	(13,047,100)	7,910,000
Advance for Future Capital Increase	54,829	374,000	-	-	-	-	24,070	1,261,785	-	(1,714,684)	-
Equity valuation adjustments	881,136	1,509	5,998	(657)	256	-	(668)	1,646	895,601	(889,220)	895,601
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,508	4,080	844,398	(641,999)	844,398
Retained earnigs	1,548,961	213,908	140,784	151,532	-	-	41,312	40,672	5,557,843	(2,137,169)	5,557,843
Additional proposed dividends	-	-	-	-	18,868	-	-	-	-	(18,868)	-
Accrued earnings (losses)	-	-	-	-	-	(261,236)	-	(815,372)	-	1,076,608	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	302,661	302,661
TOTAL	15,455,025	11,529,588	1,054,741	632,910	675,450	507,060	208,369	3,234,351	17,955,966	(18,091,083)	33,162,377
¹ Wind Farms and Copel Renováveis

ubject to rounding.

Earnings Release 1Q18

Income Statement by Company

												R$'000
Income Statement 1Q18	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission									Reclassif.
NET OPERATING INCOME	687,157	186,109	2,207,700	104,510	120,245	69,235	165	242,064	40,686	-	(309,190)	3,348,681
Electricity sales to final customers	150,067	-	1,080,350	-	-	-	-	89,269	-	-	(828)	1,318,858
Electricity sales to distributors	528,587	-	24,612	-	-	69,235	-	152,591	40,686	-	(198,143)	617,568
Use of the main distribution and transmission grid (TUSD/ TUST)	-	140,266	705,062	-	-	-	-	-	-	-	(79,919)	765,409
Construction revenue	-	43,212	152,796	-	2,590	-	-	-	-	-	-	198,598
Fair value of assets from the indemnity for the concession	-	-	5,084	-	4,484	-	-	-	-	-	-	9,568
Telecommunications	-	-	-	94,675	-	-	-	-	-	-	(8,111)	86,564
Distribution of piped gas	-	-	-	-	113,171	-	-	-	-	-	-	113,171
Sectoral assets and liabilities result	-	-	203,469	-	-	-	-	-	-	-	-	203,469
Other operating revenues	8,503	2,631	36,327	9,835	-	-	165	204	-	-	(22,189)	35,476
OPERATING COSTS AND EXPENSES	(315,284)	(136,911)	(2,149,494)	(89,413)	(100,468)	(22,430)	(21,415)	(252,229)	(28,402)	20,257	309,190	(2,786,599)
Energy purchased for resale	(6,642)	-	(1,128,190)	-	-	(6,722)	-	(247,017)	(80)	-	198,215	(1,190,436)
Charges of the main distribution and transmission grid	(78,417)	-	(300,529)	-	-	(3,092)	(6,198)	-	(5,185)	-	78,949	(314,472)
Personnel and management	(61,389)	(40,379)	(234,485)	(29,199)	(8,855)	(886)	(695)	(4,040)	(2,207)	(8,175)	-	(390,310)
Private pension and health plans	(9,193)	(5,929)	(40,104)	(3,831)	(786)	(42)	(109)	(340)	(100)	(569)	-	(61,003)
Materials	(2,222)	(1,034)	(14,754)	(428)	(267)	(51)	(60)	(14)	(62)	(119)	-	(19,011)
Raw material and supplies - energy production	(8,215)	-	-	-	-	-	(478)	-	-	-	-	(8,693)
Natural gas and supplies for gas business	-	-	-	-	(77,421)	-	-	-	-	-	-	(77,421)
Third-party services	(20,351)	(6,553)	(89,316)	(19,352)	(4,868)	(2,751)	(7,126)	(376)	(6,468)	(3,654)	27,612	(133,203)
Depreciation and amortization	(64,431)	(1,787)	(73,125)	(11,614)	(1,285)	(6,349)	(5,984)	(2)	(12,329)	(304)	-	(177,210)
Provisions and reversals	(17,030)	(21,486)	(80,111)	(13,839)	(1,881)	-	-	(32)	(4)	18,342	-	(116,041)
Construction cost	-	(54,585)	(152,796)	-	(2,590)	-	-	-	-	-	-	(209,971)
Other operating costs and expenses	(47,394)	(5,158)	(36,084)	(11,150)	(2,515)	(2,537)	(765)	(408)	(1,967)	14,736	4,414	(88,828)
EQUITY IN EARNINGS OF SUBSIDIARIES	(22,797)	26,866	-	-	-	-	-	(7)	(7,994)	278,340	(245,890)	28,518
OPERATIONAL EXPENSES / INCOME	349,076	76,064	58,206	15,097	19,777	46,805	(21,250)	(10,172)	4,290	298,597	(245,890)	590,600
FINANCIAL RESULTS	(67,483)	(27,142)	8,627	(5,305)	(301)	(20,666)	1,029	1,985	(21,797)	61,386	-	(69,667)
Income tax and social contribution on profit	5,654	2,772	73,899	5,506	5,890	371	1,125	2,054	5,311	108,391	(5,578)	205,395
Deferred income tax and social contribution on profit	(73,137)	(29,914)	(65,272)	(10,811)	(6,191)	(21,037)	(96)	(69)	(27,108)	(47,005)	5,578	(275,062)
EARNINGS BEFORE INCOME TAXES	281,593	48,922	66,833	9,792	19,476	26,139	(20,221)	(8,187)	(17,507)	359,983	(245,890)	520,933
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(102,072)	(7,396)	(24,988)	(3,005)	(6,889)	(8,881)	-	2,805	(3,222)	(27,705)	-	(181,353)
NET INCOME	179,521	41,526	41,845	6,787	12,587	17,258	(20,221)	(5,382)	(20,729)	332,278	(245,890)	339,580
Attributed to controlling shareholders	179,521	41,526	41,845	6,787	6,419	12,081	(16,177)	(5,382)	(20,729)	332,278	(245,890)	332,278
Attributed to non-controlling interest	-	-	-	-	6,168	5,177	(4,044)	-	-	-	-	7,302
EBITDA	413,507	77,851	131,331	26,711	21,062	53,154	(15,266)	(10,170)	16,619	298,901	(245,890)	767,810
¹ Wind Farms and Copel Renováveis

ubject to rounding.

Earnings Release 1Q18

											R$'000
Income Statement 1Q17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	708,953	364,589	2,004,319	87,691	123,704	68,757	-	72,283	-	(133,285)	3,297,011
Electricity sales to final customers	141,827	-	982,325	-	-	-	-	10,138	-	(753)	1,133,537
Electricity sales to distributors	557,416	-	112,287	-	-	68,757	-	62,023	-	(76,284)	724,199
Use of the main distribution and transmission grid (TUSD/ TUST)	-	298,800	862,424	-	-	-	-	-	-	(25,680)	1,135,544
Construction revenue	-	62,169	152,628	-	4,609	-	-	-	-	-	219,406
Fair value of assets from the indemnity for the concession	-	-	4,861	-	1,468	-	-	-	-	-	6,329
Telecommunications	-	-	-	78,170	-	-	-	-	-	(8,258)	69,912
Distribution of piped gas	-	-	-	-	117,627	-	-	-	-	-	117,627
Sectoral assets and liabilities result	-	-	(147,977)	-	-	-	-	-	-	-	(147,977)
Other operating revenues	9,710	3,620	37,771	9,521	-	-	-	122	-	(22,310)	38,434
OPERATING COSTS AND EXPENSES	(264,281)	(168,968)	(1,882,067)	(65,528)	(109,409)	(20,087)	(25,476)	(83,166)	(16,597)	127,858	(2,507,721)
Energy purchased for resale	(6,688)	-	(1,119,526)	-	-	(3,974)	-	(23,207)	-	76,886	(1,076,509)
Charges of the main distribution and transmission grid	(74,857)	-	(106,649)	-	-	(2,823)	(5,962)	(3,433)	-	24,713	(169,011)
Personnel and management	(42,784)	(25,808)	(188,105)	(25,357)	(8,017)	(845)	(606)	(7,168)	(7,408)	-	(306,098)
Private pension and health plans	(8,745)	(5,468)	(38,693)	(3,744)	(739)	(21)	(84)	(791)	(853)	-	(59,138)
Materials	(2,493)	(1,122)	(14,230)	(568)	(629)	(62)	(85)	(65)	(117)	-	(19,371)
Raw material and supplies - energy production	(4,334)	-	-	-	-	-	(727)	-	-	-	(5,061)
Natural gas and supplies for gas business	-	-	-	-	(82,339)	-	-	-	-	-	(82,339)
Third-party services	(21,218)	(4,985)	(81,432)	(14,707)	(6,037)	(3,185)	(11,410)	(2,209)	(4,012)	28,285	(120,910)
Depreciation and amortization	(68,139)	(1,168)	(70,981)	(9,299)	(7,047)	(7,227)	(5,981)	(12,937)	(299)	-	(183,078)
Provisions and reversals	3,371	(9,285)	(58,676)	(2,709)	24	-	-	(24,606)	(1,389)	(5,429)	(98,699)
Construction cost	-	(117,492)	(152,628)	-	(4,609)	-	-	-	-	-	(274,729)
Other operating costs and expenses	(38,394)	(3,640)	(51,147)	(9,144)	(16)	(1,950)	(621)	(8,750)	(2,519)	3,403	(112,778)
EQUITY IN EARNINGS OF SUBSIDIARIES	(24,799)	29,126	-	-	-	-	-	(27,032)	440,520	(384,102)	33,713
OPERATIONAL EXPENSES / INCOME	419,873	224,747	122,252	22,163	14,295	48,670	(25,476)	(37,915)	423,923	(389,529)	823,003
FINANCIAL RESULTS	(83,956)	(45,746)	15,701	(5,056)	3,515	(18,638)	1,441	4,496	(27,778)	-	(156,021)
Income tax and social contribution on profit	7,825	2,591	77,653	2,616	9,293	962	1,981	21,934	41,862	(3,130)	163,587
Deferred income tax and social contribution on profit	(91,781)	(48,337)	(61,952)	(7,672)	(5,778)	(19,600)	(540)	(17,438)	(69,640)	3,130	(319,608)
EARNINGS BEFORE INCOME TAXES	335,917	179,001	137,953	17,107	17,810	30,032	(24,035)	(33,419)	396,145	(389,529)	666,982
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(120,775)	(51,187)	(66,665)	(5,588)	(6,013)	(10,187)	-	(3,494)	14,197	-	(249,712)
NET INCOME	215,142	127,814	71,288	11,519	11,797	19,845	(24,035)	(36,913)	410,342	(389,529)	417,270
Attributed to controlling shareholders	215,142	127,814	71,288	11,519	6,016	13,892	(19,229)	(36,913)	410,342	-	410,342
Attributed to non-controlling interest	-	-	-	-	5,781	5,954	(4,806)	-	-	-	6,928
EBITDA	488,012	225,915	193,233	31,462	21,342	55,897	(19,495)	(24,978)	424,222	(389,529)	1,006,081
¹ Wind Farms, Copel Renováveis and Copel Comercialização

ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 17, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.